T A B L E O F C O N T E N T S

Message from the Chair	1
Message from the President & CEO	2
Restructuring	4
The NB Power Group	6
NB Power Generation Corporation	8
NB Power Nuclear Corporation	10
NB Power Transmission Corporation	12
NB Power Distribution and Customer Service Corporation	14
NB Power Holding Corporation	16
System Map	18
Financial Review 2004/05	19
- Management’s Discussion and Analysis	20
- Management’s and Auditors’ Reports	36
- Combined Financial Statement	37
- Notes to the Combined Financial Statements	41
- Statistical Overview	56
Governance	60
TSX Corporate Governance Guidelines	62
Board of Directors	66
Senior Management	67
Glossary	68

FINANCIAL HIGHLIGHTS

Financial Performance (in millions)
	2004/05	2003/04	2002/03
Net income (loss)	$9	$(18)	$(77)
Cash flow from operations	$245	$256	$139
Free cash inflow (outflow)	$(161)	$(376)	$(86)
Reduction (increase) in net debt	$204	$(321)	$(149)

Financial Ratios and Percentages
	2004/05	2003/04	2002/03
Operating margin	15%	14%	12%
Operating cash flow / capital expenditures	0.72x	0.52x	0.66x
Operating cash flow / total debt	0.08x	0.08x	0.05x
Per cent of debt in capital structure	96%	106%	106%
Interest coverage ratio	0.97x	0.88x	0.68x

September 30, 2005

To His Honour

The Honourable Herménégilde Chiasson Lieutenant-Governor of New Brunswick

Sir:

New Brunswick Power Holding Corporation begs leave to submit, in accordance with the Electricity Act, Part II, Division A, 10(1), the report for the fi scal year ended March 31, 2005.

I am, Your Honour,

Yours very truly,

M E S S A G E     F R O M    T H E    C H A I R

With the proclamation of the new Electricity Act on Oct. 1, 2004, and the coincident restructuring of the New Brunswick Power Corporation, this year marked an exceptional year for corporate governance.

Under the leadership of Leon Furlong, the Board ensured the measured development and implementation of a holding company structure and four subsidiary operating companies. A common board and CEO oversee all of the companies. The new structure signaled the transition to transparent management and oversight of the holding company and the operating companies.

The Board membership saw signifi cant changes, effective Oct. 1st, starting with the appointment of a new Chair. In all, there were two members who stepped down, four members reappointed and seven new members being named to the Board. For the fi rst time, an independent external fi rm was engaged to search for potential candidates with the goal of broadening the range of expertise and experience available to the Board. All of the new members were selected through this process.

In light of governance evolution, the Board focused on emerging corporate governance and management practices. Clear roles and responsibilities between directors and management and more rigorous processes for establishing strategic direction, set the course for signifi cant change. These moves ensure responsible management and prudent decisions are being made in the best interest of New Brunswick’s ratepayers.

Consistent with the principles which underlie the restructuring, signifi cant effort has been dedicated to providing consistent and open communication between management, the Board and our Shareholder, the Government of New Brunswick. This effort has been extended to employees, regulators and the public as the Board and the companies have continued the course toward improved financial accountability and decision-making.

Looking ahead, we are committed to continuous improvement in our operations. We are working diligently with management and the Shareholder to bolster the operations and governance across the NB Power Group. I would encourage you to read the expanded section on Governance in this Annual Report to see examples of the work we have been doing and the direction in which we are headed as we continue to make decisions that consider all options to build and sustain a power grid for the province that is safe, reliable and fairly-priced for all New Brunswickers.

2004 | 2005 ANNUAL REPORT NB POWER GROUP 1

M E S S A G E    F R O M    T H E    P R E S I D E N T    &    C E O

This past year was one of signifi cant change and evolution for the NB Power Group, marked most significantly by the opening of the New Brunswick electricity market to competition. Approximately 40 per cent of our load can now elect to have their power supply come from a source other than NB Power. The impetus for these changes was to ensure that New Brunswick has the service, system and supply it needs for the future at an affordable price.

The restructuring of NB Power into a holding company and four operating companies encourages efficiency and profitability. This new structure provides greater transparency because each company has its own business plan and financial statements. At the same time, our Shared Services organization supplies common services on a cost effective basis to each of the NB Power companies. Direct billing to the operating companies encourages the right behaviour on both sides. The result is the opportunity for more effective public oversight with an understanding of the risks involved.

Increased financial accountability allows the corporations to improve business decision-making. The corporations took the strengths of the past – strong engineering and the strong operational performance of diverse generation, transmission and distribution systems – and built on them with more attention to considering the impacts of their decisions.

This year, the NB Power Group recorded a net income of $9 million on total revenues of $1.4 billion. The Group paid $5 million in dividends to the New Brunswick Electric Finance Corporation and made $16 million in special payments in lieu of taxes.

The NB Power Group’s diversified energy portfolio allowed the companies to more effectively manage fuel costs in the wake of rising fuel prices and increased in-province load. Taking advantage of the hydro flows and displacing the use of high-cost thermal fuels to produce electricity for the province provided out-of-province sales opportunities. It also helped mitigate the impact of reduced output from the Point Lepreau Generating Station. The impact of lower transmission revenues was also reduced as neighbouring utilities increased their short-term reservations on the transmission system.

Throughout the year, it became evident that rising fuel costs would add in the order of $70 million to the Group’s production costs in 2005-2006. As a result, the NB Power Group undertook a Business Excellence program to focus efforts on providing safe, reliable, cost-effective service while reducing the upward pressure on rates. The program involved cost reductions, a staff adjustment program, an improved business planning and budgeting process and the use of a balanced scorecard methodology to increase efficiency and reduce costs.

The staff adjustment program led to a 10 per cent staff reduction and together with other operational changes has contributed to the projected reduction of $40 million in annual costs for 2005-2006 and future years. As a result of the staff reductions, the Group is redesigning processes to sustain the cost reductions while, at the same time, maintaining strong operational performance.

2  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

The NB Power Group’s drive for excellence also focused attention on the ongoing business pressures related to several major issues: seeking an alternative lower-cost fuel for the Coleson Cove Generating Station; obtaining a decision on the future of the Point Lepreau Generating Station; and dealing with rising fuel costs and the resulting pressure on rates.

In December of 2004, the refurbishment of the Coleson Cove Generating Station was completed on time and on budget. This achievement provides reliable generation to 2030 while reducing environmental impact. As sourcing of alternative fuels continues, the Station is continuing to burn heavy fuel oil.

In the winter of 2004, the Government of New Brunswick commissioned Dr. Robin Jeffrey to conduct an independent, third-party review of the Station refurbishment project. In response to Dr. Jeffrey’s recommendations, the NB Power Group renegotiated contracts with Atomic Energy of Canada Limited (AECL), considered private sector involvement and explored fossil fuel alternatives before making a recommendation to the Province on the refurbishment of the Point Lepreau Generating Station. In July 2005, the province announced that the station would be refurbished in partnership with AECL.

In April 2004, prior to restructuring, NB Power Corporation implemented an overall 2.5 per cent rate increase. In March 2005, after restructuring, NB Power Distribution and Customer Service Corporation (Disco) implemented a 3.0 per cent rate increase. In addition, Disco submitted an application for 2005-2006 to the New Brunswick Board of Commissioners of Public Utilities (PUB) to increase rates to address rising fuel prices. That submission was subsequently converted to a 2006-2007 application and includes Disco’s proposed modifi ed pricing structures to better refl ect the full cost of service and reduce cross-subsidization among rate classes.

Looking forward, the NB Power Group will continue its transition to a leaner, more cost-effective organization; it will examine exciting options including an increasing focus on energy conservation, renewable energy sources and regional approaches to energy issues. With the approval of the Point Lepreau Generating Station refurbishment there will be an intense focus on the project and the operation of the Station until 2008. On the regional front, work will continue on the second International Power Line, a transmission line and interconnection with Maine, which will benefi t New Brunswickers and provide more energy options.

The NB Power Group remains focused on a bright future. The objective is straightforward – reduce and manage costs, because a sound, stable NB Power Group benefi ts the province as a whole. The Group will continue to fi nd opportunities to provide New Brunswickers with electricity safely, reliably, at a reasonable price with respect for the environment, while providing a return to our Shareholder, the Government of New Brunswick.

2004 | 2005 ANNUAL REPORT NB POWER GROUP 3

R E V I E W O F A C T I V I T I E S

R E S T R U C T U R I N G

Following proclamation of the Province of New Brunswick’s Electricity Act on Oct. 1, 2004, New Brunswick Power Corporation was restructured into a holding company with four subsidiary companies (formerly operated as business units within the integrated utility). The companies created by the Electricity Act are

  New Brunswick Power Holding Corporation (Holdco), which has generation (conventional and nuclear), transmission and distribution subsidiaries
  New Brunswick Power Generation Corporation (Genco), which assumed the conventional generation business of NB Power
  New Brunswick Power Nuclear Corporation (Nuclearco), which assumed the operation of Point Lepreau Generating Station
  New Brunswick Power Transmission Corporation (Transco), which assumed the transmission business of NB Power
  New Brunswick Power Distribution and Customer Service Corporation (Disco), which assumed the distribution and customer service business of NB Power

Genco wholly-owns two subsidiaries

  New Brunswick Power Coleson Cove Corporation (Colesonco), which owns and operates Coleson Cove Generating Station, with a generating capacity of 978 MW included in Genco’s total capacity
  NB Coal Limited (NB Coal), which mines local coal to supply Grand Lake Generating Station

Transco is unique in the NB Power Group, being the only subsidiary with a commercial capital structure that includes debt and equity. The commercial return provided to the Shareholder is an allowed regulated rate of return on equity.

The purpose of restructuring NB Power was to

  facilitate the creation of a competitive market within New Brunswick separate the integrated utility into functional entities and eliminate cross-subsidization between businesses allow stand-alone analysis for management incentive and efficiency allow the Province to undertake a debt/equity swap that would allow the operating companies to finance in debt markets without a provincial guarantee

4  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

The restructuring resulted in

  a common Chair, President & Chief Executive Officer (CEO) and Board members for Holdco and each operating company debt for equity swap in Transco only ($140 million)
  debt for debt swap in other operating companies
  access to long- and short-term debt requirements from New Brunswick Electric Finance Corporation (Electric Finance) until companies are able to borrow on their own credit dividends and other rights as prescribed in a shareholder’s agreement negative net worth removed from the NB Power balance sheet ($187 million)

Restructuring did not create any new revenue in the system; it simply meant that existing revenue had to be allocated among the various companies to cover capital and operating costs.

Disco collects revenue from the sale of power to in-province customers to cover its capital and operating expenses, as well as targeted returns.

Genco and Nuclearco each generate revenue from Disco. The amounts Disco pays Genco and Nuclearco for the power to supply Disco customers are determined by the terms of power purchase agreements.

Genco, and to a much lesser degree Nuclearco, also generate revenue by selling power out-of-province. One-third of Genco’s revenue is derived from out-of-province sales, many of which are made into New England.

Transco generates revenue from the Open Access Transmission Tariff, which is regulated by the New Brunswick Board of Commissioners of Public Utilities. The New Brunswick System Operator is responsible for tariff design and implementation, while Transco is responsible for determining and justifying its revenue requirement. Transco’s tariff revenue is derived from delivering electricity from the generating stations to distribution system customers, large industries fed from the transmission system and neighbouring utilities.

2004 | 2005 ANNUAL REPORT NB POWER GROUP 5

R E V I E W    O F    A C T I V I T I E S

T H E    N B    P O W E R    G R O U P

The NB Power Group provides reliable, safe and reasonably-priced electricity generated at 15 facilities, delivered via power lines, substations and terminals to more than 360,000 direct and indirect customers within New Brunswick and surrounding markets.

BUSINESS DEVELOPMENT

In December, Genco completed the Coleson Cove Generating Station Refurbishment Project that began in 2002 and employed more than 1,600 workers at peak construction. The Station is the largest in the NB Power system and provides one-third of New Brunswick’s energy requirements during the winter months.

The refurbishment of Coleson Cove Generating Station will allow Genco to meet stricter environmental requirements and produce reliable generation to 2030. During construction the Station continued to operate thus ensuring reliable power generation for the people of New Brunswick.

In the winter of 2004, the New Brunswick Government commissioned Dr. Robin Jeffrey to conduct an independent, third-party review of the proposed Point Lepreau Generating Station refurbishment. In response to the Dr. Jeffrey’s report, the NB Power Group renegotiated contracts with Atomic Energy of Canada Limited (AECL), considered private sector involvement and explored alternative fuels before making a recommendation to the Province on the refurbishment project.

After considering options arising from these endeavours, the Province announced in July 2005 that Nuclearco would refurbish the Station in partnership with AECL.

BUSINESS EXCELLENCE

In response to rising fuel price pressure, the NB Power Group embarked on a Business Excellence program in the fall of 2004 with an immediate focus on near-term and sustainable cost reductions. This program consisted of four components

  Cost reduction – a program examining all aspects of the business, aimed at improving processes, increasing efficiency, and lowering the cost of doing business
  Staff adjustment program – an early retirement plan that resulted in the workforce being reduced by 10 per cent
  Business planning and budgeting – an enhanced planning process, driven by cascading strategy maps and multi-year target setting, aimed at ensuring focus and alignment within and across the Group while integrating staff and other cost reductions
  Balanced Scorecard – a performance management and measurement tool, introduced to heighten management accountability and improve ongoing communication about corporate direction and priorities

6  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

The Business Excellence program resulted in 278 regular positions being permanently eliminated from the NB Power Group and yielded $40 million in annual savings for 2005/06 onward.

ENVIRONMENT

Environmental considerations remained high on the list of priorities for the Group. NB Power maintained its commitment to managing with respect for the environment through the Group’s environmental management systems. This year’s accomplishments included sulphur dioxide emissions below regulated limits
  particulate emissions below federal levels for new station sources tested wastewater effluents below regulated annual limits
  more than 200,000 tonnes of generation by-products recycled renewed regulatory air quality approval to operate Courtenay Bay Generating Station various regulatory approvals for wastewater treatment systems and/or domestic sewage systems at Coleson Cove, Courtenay Bay and Grand Lake generating stations

SOCIAL RESPONSIBILITY

The NB Power Group also continued its commitment to social responsibility in its contributions to a more vibrant New Brunswick. The companies played an active role in the community by leading liaison committees and participating in information forums regarding Coleson Cove, Point Lepreau, the second International Power Line, and a fl y ash plant at Belledune. The company also extended its services beyond the province, sending line crews to Daytona to spend almost two weeks helping restore electricity after Hurricane Frances.

Employees got involved in their communities by planting trees and shrubs to celebrate Arbor Day and acting as advisors in the Junior Achievement Program. In addition, employees also made donations, fundraised and supported charitable organizations like the Dalhousie Medical Research Foundation, the United Way Campaign, Snowarama, the IWK Children’s Hospital and the Canadian Breast Cancer Foundation’s Run for the Cure.

SAFETY

The company continued its focus on public and employee safety through campaigns like Look Out for the Lines and Safety Takes You Home. The Group continues its safety education by providing school teachers with information on electrical safety, how electricity is produced, nuclear power and other electrical issues.

2004 | 2005 ANNUAL REPORT NB POWER GROUP 7

R E V I E W    O F    A C T I V I T I E S

N B    P O W E R     G E N E R A T I O N    C O R P O R A T I O N

With the restructuring of NB Power, Genco assumed the conventional generation business of NB Power. Genco operates and maintains one of North America’s most diverse generating systems consisting of 14 hydro, coal, oil, diesel and Orimulsion® powered stations.

Genco’s network of conventional generating stations has an installed net capacity of 3,313 MW comprised of 1,903 MW of thermal capacity, 884 MW of hydro capacity and 526 MW of combustion turbine capacity. During the year Genco purchased two units at the Millbank Generating Station to meet current capacity and future load requirements.

On Oct. 1, 2004, Genco entered into a power purchase agreement with Disco, its sole in-province customer. The contract requires Genco to provide its existing energy supply to Disco in priority to any other customer. Genco also manages the fuel procurement and economical dispatch of generating units on behalf of Disco.

In 2004/05, Genco continued to supply reliable wholesale energy products to in-province and export markets as it faced increasing pressure from rising fuel prices. Genco focused on refurbishing its largest generating station, maintaining strong operational performance, improving productivity and managing fuel costs. It also extended its union agreement two years through to 2006, providing the benefi t of continued labour stability.

Genco strives to fi nd creative ways to use generation by-products to reduce landfi lls. It has sent more than 245,000 metric tonnes (MT) of gypsum, a by-product of the fl ue gas desulphurization units at Dalhousie and Belledune, for processing into wallboard. Genco also entered into a 15-year agreement with an outside party to build and operate an ash separation facility in Belledune. Through the separation process, approximately 120,000 MT of fl y ash, a by-product from burning a solid combustible fuel at the Belledune Generating Station, will be diverted from landfi ll annually through either sale or reburn.

OPERATING STATISTICS

 Number of employees

511

Facilities owned

14

Net load capacity

3,313 MW

Supply

approximately 74% of in-province load

Customers

Disco
Export Markets

8  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

In December 2004, Genco completed the Coleson Cove Generating Station Refurbishment Project that began in 2002 and employed more than 1,600 workers at peak construction. The Station is the largest in the NB Power system and provides one-third of New Brunswick’s energy requirements during the winter months. During construction the Station continued to operate, as each of the three units was refurbished separately, thus ensuring reliable power generation for the people of New Brunswick.

The refurbishment of the Station will allow Genco to meet stricter environmental requirements and produce reliable generation to 2030. Equipment installations and modifications were designed to reduce SO2 emission rates by 77 per cent, NOx emission rates by 70 per cent and particulate release rates by 75 per cent.

In response to rising fuel price pressure, Genco participated in a Business Excellence program to reduce costs and gain effi ciencies in its operations by leveraging its diverse fuel mix to optimize fuel use. It also increased the use of lower cost fuels such as petroleum coke and effectively hedged fuel prices. Hydro fl ows during the year were below the previous year while six per cent higher than the historical average. In light of the dramatic increase in world fuel prices, operating Grand Lake Generating Station and NB Coal continues to be economic. As a result, the planned shut-down of both operations has been deferred.

Costs were further reduced through the Business Excellence program when 50 long-service employees accepted a voluntary staff adjustment program that allowed them to leave the company. Genco restructured its management team and staff to address its operational needs and to focus on strategic objectives.

Throughout its operations, Genco continued to promote safety as a way of life at work. Joint health and safety committees and safety programs such as loss control meetings, management safety reviews and safety days have helped create a strong safety culture. This was demonstrated when employees at the hydro generating facilities in Mactaquac, Beechwood, Grand Falls and Milltown celebrated a major milestone by reaching one million hours of work without a lost-time accident.

Moving forward, Genco will continue to produce electricity safely, reliably and with respect for the environment. It will achieve these objectives through continued focus on reducing and managing costs, improving operations to ensure availability and reliability, optimizing fuel procurement and utilization and improving marketing processes in an effort to maximize export margins.

2004 | 2005 ANNUAL REPORT NB POWER GROUP 9

R E V I E W    O F    A C T I V I T I E S

N B    P O W E R     N U C L E A R    C O R P O R A T I O N

With the restructuring of NB Power, Nuclearco assumed the operation of the Point Lepreau Generating Station. Nuclearco operates and maintains a CANDU – 6 reactor that provides New Brunswick with 635 MW of electricity, up to 30 per cent of New Brunswick’s electrical energy requirements.

On Oct. 1, 2004, Nuclearco retained its Agent of the Crown status due to its signifi cant long-term decommissioning obligations. In addition, Nuclearco secured a market for its generation through long-term contracts with both Disco and Maritime Electric Company, Limited.

Nuclearco is important to NB Power’s environmental performance as it avoids signifi cant carbon dioxide, sulphur dioxide and nitrogen oxide emissions. In 2004/05, Nuclearco focused on supplying safe and reliable energy as it prepared for a decision on Station refurbishment to extend the Station’s life to 2034.

In the winter of 2004, the Government of New Brunswick commissioned Dr. Robin Jeffrey to conduct an independent, third-party review of the proposed Station refurbishment project. In response to Dr. Jeffrey’s recommendations, the NB Power Group entered into contract renegotiations with Atomic Energy of Canada Limited and also exercised due diligence in pursuing third-party investment in the Station. After considering options arising from these endeavours, the Province announced in July 2005 that Nuclearco would refurbish the Station in partnership with AECL.

Throughout the year, Nuclearco’s progression on a number of action items from the Canadian Nuclear Safety Commission (CNSC) supported an ongoing positive working relationship with the regulator. Nuclearco is continuing work to correct items identifi ed by the CNSC in the areas of human performance, emergency preparedness and equipment fi tness for service.

OPERATING STATISTICS

 Number of employees

738

Facility

CANDU - 6 nuclear reactor

Net load capacity

635 MW

Supply

approximately 25% of in-province load

Customers

Disco (95%)
Export Markets (5%)

10  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

The CNSC reported Nuclearco had improved its safety program through the development and implementation of an integrated quality management program. Completing the program was a major milestone for the Station and provides the basis for implementing improvements to other programs.

While Nuclearco met or exceeded all of its targets for nuclear safety performance, industrial safety results suffered. A number of minor accidents led to management identifying and addressing the need for increased safety training and awareness.

The 2004 World Association of Nuclear Operators peer review recognized resolution of all but one previously identified area for improvement. It also identified new areas for improvement, which management will address through a structured approach.

Overall, the physical condition of the plant has improved, with a significant reduction in corrective maintenance backlog and a general shift toward more proactive maintenance. However, plant reliability continues to be an ongoing business risk facing Nuclearco. Increased maintenance challenges, particularly related to the aging of the feeder tubes that transport pressurized heavy water from the fuel channels to the boilers, mean a continuing possibility of unplanned outages. Financial performance will remain vulnerable until the Station is refurbished.

The Station achieved a 77 per cent capacity factor compared to a target of 80 per cent for the year. The reduced production resulted primarily from an extension of the planned maintenance outage to address feeder aging issues. The reduced capacity factor resulted in increased costs for the NB Power Group as higher cost energy was required to replace the shortfall. Management realigned planned work to cover the incremental maintenance costs. Nuclearco also completed 80 per cent of its multi-year capital plan through projects prioritized relative to impacts on license requirements, safety and reliability.

Nuclearco enjoys a positive working relationship with the International Brotherhood of Electrical Workers Local 37 and in October 2004 extended its union contract to Dec. 31, 2010.

This extension will provide labour stability as Nuclearco prepares for and executes Station refurbishment.

As Nuclearco moves forward, it will continue to operate the Point Lepreau Generating Station safely and reliably, while preparing for the successful refurbishment completion.

2004 | 2005 ANNUAL REPORT NB POWER GROUP 11

R E V I E W    O F    A C T I V I T I E S

N B    P O W E R     T R A N S M I S S I O N    C O R P O R A T I O N

With the restructuring of NB Power, Transco assumed the transmission business of NB Power. Transco operates and maintains 46 terminals and switchyards that are interconnected by over 6,700 km of transmission lines ranging in voltage from 69 kV to 345 kV. The system is also interconnected with electrical systems in northeastern North America including Quebec, Maine, Nova Scotia and Prince Edward Island.

Following restructuring on Oct. 1, 2004, Transco became unique in the NB Power Group in that it is the only subsidiary with a commercial capital structure that includes debt and equity. The commercial return to the Shareholder is an allowed regulated rate of return.

Transco is responsible to reliably deliver electricity from the generating stations to distribution system customers, large industries fed from the transmission system and neighbouring utilities. Transco also provides technical and maintenance support to other NB Power companies, including maintenance and vegetation management at substations and terminals located on Disco’s and Genco’s properties.

In 2004/05, Transco focused on ensuring system reliability and enhancing process efficiency. It achieved a fault rate of 1.75 faults per 100 km of line, significantly lower than the 10-year average. Transco continued its capital program to improve the reliability of the aging, lower voltage (69 kV and 138 kV) facilities.

Transco participated in a Business Excellence program to reduce costs and gain efficiencies in its operations. Transco began achieving work efficiencies with the successful implementation of a work management system. Further system development will lead to additional efficiencies and greater cost reductions.

Costs were further reduced through the Business Excellence program when 36 long-service employees accepted a voluntary staff adjustment program that allowed them to leave the company. This resulted in signifi cant changes to Transco’s workforce and work processes, which Transco addressed through the implementation of its succession plans.

OPERATING STATISTICS

 Number of employees

275

Number of km of transmission lines

6,708

Export capacity

2,377 MW

Supply

1,680 MW

12  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

Since 2001, Transco and Bangor Hydro, a wholly-owned subsidiary of Emera Inc., have partnered to construct the second International Power Line from Point Lepreau, New Brunswick, to Orrington, Maine. The construction is a $50 million project on the Canadian side, funded primarily through long-term fi rm transmission reservations. In August 2004, the NB Power Board of Directors approved this expenditure based on conditions relating to permitting requirements and project fi nancing.

The line construction will provide increased revenue opportunities for Transco, a more secure supply of energy for the Province and enhanced system reliability and effi ciency. In 2004/05 Transco continued its work to comply with the conditions of the National Energy Board construction permit. It prepared a detailed route for fi ling with the National Energy Board and continued to meet with landowners to negotiate settlements for land rights.

Transco’s construction permit requires that the appropriate approvals be in place on the U.S. side before construction begins. Transco continues to work with Bangor Hydro to secure the permits and to coordinate their respective construction schedules.

Through the proclamation of the Electricity Act, the New Brunswick System Operator (System Operator) assumed responsibility for designing and administering the Open Access Transmission Tariff. The System Operator submitted an application to the New Brunswick Board of Commissioners of Public Utilities to align the terms and conditions of the tariff with market rules. Changes to the tariff were made to transfer some of Transco’s costs to the System Operator and to introduce a self-generator rate in response to concerns raised during the 2003 tariff hearing about the impact of the tariff on this customer class.

Moving forward, Transco will supply safe, reliable transmission services with respect for the environment while achieving the allowed regulated return on equity for the Shareholder. It will achieve this through continued focus on integrating staff and cost reductions, improving productivity, ensuring a reliable transmission system at a competitive price and meeting customer expectations.

2004 | 2005 ANNUAL REPORT NB POWER GROUP 13

R E V I E W    O F    A C T I V I T I E S

NB POWER DISTRIBUTION & CUSTOMER SERVICE CORPORATION

With the restructuring of NB Power, Disco was established as the standard service supplier that is responsible for securing adequate capacity and energy supplies to meet customer demand. Disco is responsible for operating and maintaining the distribution system that serves residential, commercial, industrial and wholesale customers across New Brunswick.

Disco delivers safe, reliable and competitively-priced energy to its customers by way of its 20,000 km of distribution lines and substations. It also provides valuable customer services through its regional offi ces, customer contact centres, account managers and energy advisors.

After restructuring on Oct. 1, 2004, long-term power purchase agreements with Nuclearco and Genco provide Disco its primary source of electricity supply. Throughout 2004/05, Disco continued to provide a reliable supply of electricity to meet in-province demand.

In response to rising fuel pressure, Disco participated in a Business Excellence program to reduce costs and gain effi ciencies in its operations. The management team focused on reducing costs and increasing revenues while managing customer needs, safety and reliability. It targeted engineering and operations costs by reducing overtime, improving the effectiveness of planning work and increasing productivity through the use of technology.

Costs were further reduced through the Business Excellence program when 150 long-service employees accepted a voluntary staff adjustment program that allowed them to leave the company. Disco restructured its regions from fi ve to three, reducing costs and providing similar customer service levels while maintaining a local presence at operating centres throughout the province.

During the same time period, Disco achieved targets for frequency and duration of service interruptions. In the last quarter of the fi scal year, signifi cant effort was directed towards improving safety performance in response to increased employee safety incidents, all relatively minor in nature. The safety focus will continue through Disco’s renewed efforts to ensure everyone goes home safely.

OPERATING STATISTICS

 Number of employees

275

Number of direct customers

325,258

Number of indirect customers (wholesale)

41,672

Number of calls per year (inbound and outbound)

850,000

Number of poles

363,000

Number of km of primary wires

19,982

14  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

The company increased revenues and decreased costs by entering into third party agreements with those attached to the NB Power structures. In a joint venture with Aliant, Disco personnel now complete work common to the two utilities, resulting in more efficient planning, more effective use of resources, reduced costs and improved customer service.

In April 2004, prior to restructuring, NB Power Corporation implemented an overall 2.5 per cent rate increase. In March 2005, after restructuring, NB Power Distribution and Customer Service Corporation implemented a 3.0 per cent rate increase. In addition, Disco submitted an application to the New Brunswick Board of Commissioners of Public Utilities to increase rates in 2005/06 to address the rising fuel prices. Disco’s rate application proposed modified pricing structures to better reflect the full cost of service and reduce cross-subsidization among rate classes.

Disco mitigated the risk of a capacity deficiency in 2007/08 by contracting additional supply from Genco and increasing future import opportunities by making long-term transmission reservations on Transco’s International Power Line. Disco’s response to the increasing demands for electricity means it has secured adequate capacity to 2014/15 at a time when neighbouring jurisdictions are facing near-term capacity deficiencies.

NB Power entered into a 20-year power purchase agreement with Eastern Wind Power Inc. to purchase 20 MW of wind energy. The wind energy that will be produced at Dark Harbour on the western coast of Grand Manan is part of Disco’s overall plan to seek additional supply from renewable energy sources. The plan will help address the growing demand for electricity while meeting emission stabilization and reduction targets under the Province’s proposed Renewable Portfolio Standard. In addition, Disco will implement policies for net metering and embedded generation that will allow purchases from independently-owned generators.

Moving forward, Disco will supply safe and reliable electricity and competitively-priced products and services with respect for the environment while providing a return for the Shareholder. It will achieve this through continued focus on integrating staff and cost reductions, productivity and process improvements, while achieving rates that refl ect the costs of service.

2004 | 2005 ANNUAL REPORT NB POWER GROUP 15

R E V I E W    O F    A C T I V I T I E S

N B    P O W E R     H O L D I N G    C O R P O R A T I O N

Holdco, through its corporate services, provides strategic direction, governance and support to the subsidiaries for communications, finance, human resources, legal and governance, and strategic planning. It also provides shared services on a cost-recovery basis in areas such as environment, information technology, real estate and records and information management.

CORPORATE COMMUNICATIONS

Building on the former Public Affairs unit, Corporate Communications provided the strategic communications direction required as the NB Power Group worked towards business excellence. As it refocused its efforts, the division continued to support major projects including the Coleson Cove and Point Lepreau Generating Station refurbishments, the second International Power Line, restructuring activities, the staff adjustment program and other aspects of business excellence.

CORPORATE STRATEGIC PLANNING

The Corporate Strategic Planning division provided business, financial, economic and regulatory support to allow the NB Power Group to meet its short- and long-term objectives. The division led the development of a rate strategy to meet future revenue requirements and address cross-subsidization between customer classes. It also developed plans for renewable energy, including the ongoing development of wind energy and policies to allow net metering and embedded generation.

FINANCE

Finance provided strategic direction and services in the areas of financial reporting, business planning, treasury and internal audit. It also focused on effecting the mid-year restructuring and continuing to improve tools, processes and reporting capabilities as the business units transitioned into operating companies. The division also played an integral role in the Point Lepreau Generating Station refurbishment analysis and recommendation. As part of Business Excellence, Finance improved the budgeting and business planning processes and introduced the balanced scorecard to support the Group in focusing, aligning and increasing accountability.

HUMAN RESOURCES

The restructuring of NB Power saw Human Resources integrate its functions into the operating companies and Shared Services to continue providing successful employee programs and services in their respective areas. Human Resources also preserved a corporate division to provide strategic human resource direction and common employee programs and services.

16  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

The NB Power Group and the IBEW Local 37 continued to derive benefi ts from their strong partnership. This was supported by a wellness culture that yielded results in employee work attendance 33 per cent better than the national average and health care cost escalation 50 per cent better than average. In addition, an agreed-to staff adjustment program reduced the regular work force by 10 per cent and provided growth opportunities across the organization for the remaining employees.

LEGAL

The Legal division provided strategic legal counsel and day-to-day legal services to support the NB Power Group. The division addressed legal requirements leading up to and as a result of the corporate restructuring. It developed a corporate governance model with the Board of Directors that clearly defi ned the role of the Board and set the limitation policies of the President and Chief Executive Officer. The division also supported negotiations leading up to a decision on the Point Lepreau Generating Station refurbishment.

SHARED SERVICES

The Shared Services division provided business support services to allow the holding and operating companies to focus on their core business while creating effi ciencies in the delivery of services common to the operating companies. The division played an active role in assisting the operating companies to implement business process changes. Shared Services focused on managing and reducing costs that led to cost savings for the operating companies. The improved cost management also allowed Shared Services to better understand and refi ne its cost of service model and decrease its rates for the upcoming year. The team balanced cost reductions with high customer satisfaction rates and met service level agreement targets for the year. Shared Services continues to integrate new services with the addition of supply chain and fl eet management.

2004 | 2005 ANNUAL REPORT NB POWER GROUP 17

Quebec
DALHOUSIE
BELLEDUNE
Bathurst
STE.-ROSE
MILLBANK
SISSON
GRAND FALLS
TOBIQUE
BEECHWOOD
New Brunswick
Moncton
Fredericton
GRAND LAKE
MACTAQUAC
MILLTOWN
COURTENAY BAY
COLESON COVE
POINT LEPREAU
GRAND MANAN
Maine
PEI
Nova Scotia
Thermal Plant
Combustion Plant
Hydro Plant
Nuclear Plant
Regional Office

Quebec
Eel River
Caraquet
Edmundston
Bathurst
Iroquois
Saint-André
Newcastle
Millville
Woodstock
Keswick
Maryville
Salisbury
Moncton
Murray Corner
Norton
Oak Bay
Lancaster
Pennfield
Maine
PEI
Nova Scotia
Terminal
Interconnection
345 kV Lines
230 kV Lines
138 kV Lines

18  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

2004 | 2005 ANNUAL REPORT NB POWER GROUP 19

F O R    T H E   Y E A R    E N D E D   M A R C H   31,    2005

M A N A G E M E N T ’ S    D I S C U S S I O N    A N D    A N A LY S I S

Management’s Discussion and Analysis reviews financial results from operations for the fi scal year ended March 31, 2005 and the Corporation’s financial position at March 31, 2005, relative to the previous fiscal year. This section should be read in conjunction with the Combined Financial Statements and accompanying notes. The Combined Financial Statements include the accounts of Holdco and those of its subsidiaries listed below (collectively the Corporation).

CORPORATE AND MARKET RESTRUCTURING

With the proclamation of the Electricity Act on Oct. 1, 2004, the Government of New Brunswick allowed for the creation of a competitive market for wholesale and large industrial electricity customers and expanded opportunities for development of non-utility generation. A new Crown Corporation, the New Brunswick System Operator (System Operator) is now responsible for market operation. Coincident with electricity sector transformation, New Brunswick Power Corporation (NB Power)
- a Crown Corporation with vertically integrated generation, transmission and distribution functions
-has been restructured as a holding corporation with subsidiary operating companies.

Corporate Restructuring

Under the Electricity Act, NB Power was restructured into five successor corporations, New Brunswick Power Holding Corporation (Holdco) and four subsidiaries

  New Brunswick Power Generation Corporation (Genco)
  New Brunswick Power Nuclear Corporation (Nuclearco)
  New Brunswick Power Transmission Corporation (Transco)
  New Brunswick Power Distribution and Customer Service Corporation (Disco)

Additionally, Genco has two wholly-owned subsidiaries, New Brunswick Power Coleson Cove Corporation (Colesonco) and NB Coal Limited (NB Coal).

Each company shares a common Chair, President & CEO and common directors. The Boards of Directors are responsible for directing the affairs of each of the Corporations consistent with the Business Corporation Act and the Electricity Act.

The new operating companies are expected to manage their revenues and costs, achieve targeted returns and make dividend and special payments in-lieu-of income and capital taxes. Over time, the restructuring will also allow the Province to undertake a debt/equity swap that would allow the operating companies (excluding Nuclearco) to finance in debt markets without a provincial guarantee.

Holdco provides strategic direction and support to the subsidiaries for communications, finance, risk management, human resources, legal and strategic planning through its corporate services. It also provides shared services on a cost-recovery basis in areas such as environment, information technology, real estate and records and information management.

20  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

Market Restructuring
The New Brunswick Energy Policy 2001-2010 directed a managed restructuring of the electricity sector beginning with the introduction of competition for existing wholesale and large industrial customers and allowing for greater non-utility generation. In 2003/04, a multi-stakeholder Market Design Committee developed a market structure and operating rules.

Disco has been designated as the standard service supplier and is supplied electricity through long-term power purchase agreements with Genco and Nuclearco. As generating assets retire or additional supply is required, Disco procures supply through the competitive market.

Customers who are not eligible or who decide not to enter the market are entitled to a standard service consistent with service provided by NB Power prior to Oct. 1, 2004. Those that choose to enter the market and purchase electricity other than from Disco may be subject to an exit fee so as not to financially burden remaining customers.

The Electricity Act created two other Crown Corporations necessary for market and corporate restructuring

  The New Brunswick System Operator (System Operator), who is an independent, not-for-profit Crown Corporation that directs the operation of the electricity market, maintains the long-term adequacy and reliability of the electricity system and administers the Open Access Transmission Tariff
  The New Brunswick Electric Finance Corporation (Electric Finance), whose purpose is to facilitate the conversion of NB Power’s debt to appropriate levels in the subsidiary operating companies and to assume and reduce the remaining portion of NB Power’s debt

On Oct. 1, 2004, Electric Finance assumed the obligations of NB Power with respect to notes and debt instruments previously issued to the Province or to other third-party debt holders. These obligations included all notes and debentures existing at Sept. 30, 2004, including US dollar debentures and cross-currency interest rate swaps, as well as related accrued interest and deferred debt costs.

In exchange for the transfer, Electric Finance issued a new debt portfolio to the Corporation, along with related accrued interest, common share equity of $140 million and contributed surplus of $187 million.

FINANCIAL VIABILITY
 NB Power's business plan is designed to ensure the availability of supply, environmental acceptability, economic efficiency and financial viability.  In 2004/05, NB Power undertook two key initiatives to focus its efforts to achieve financial viability.

2004 | 2005 ANNUAL REPORT NB POWER GROUP 21

F O R    T H E   Y E A R    E N D E D   M A R C H   31,    2005

M A N A G E M E N T ’ S    D I S C U S S I O N    A N D    A N A LY S I S

Business Excellence
In response to rising fuel price pressure, the NB Power Group embarked on a Business Excellence program with an immediate focus on near-term and sustainable cost reductions. The program was developed in fall 2004 to enable NB Power to continue to provide safe, reliable service on a cost-effective basis while reducing the upward pressure on rates.

The Business Excellence program involved cost reductions, a staff adjustment program, an improved business planning and budgeting process and use of a balanced scorecard methodology to increase effi ciency and reduce costs. The staff adjustment program led to a staff reduction of 10 per cent and contributed to the projected reduction of $40 million in annual costs.

Rates Strategy
In April 2004, prior to restructuring, NB Power Corporation implemented an overall 2.5 per cent rate increase. In March 2005, after restructuring, NB Power Distribution and Customer Service implemented a 3.0 per cent increase. In addition, Disco submitted an application to the PUB to increase rates in 2005/06 to address the rising fuel prices. Disco’s rate application proposed modifi ed pricing structures to better refl ect the full cost of service and reduce cross-subsidization among rate classes.

BUSINESS DEVELOPMENT
The NB Power Group’s long-term business plan includes the following projects.

Coleson Cove Generating Station Refurbishment
The Coleson Cove Generating Station is a three-unit, 978 MW net generation facility capable of burning a wide range of liquid fuels. Generation from the station is required to meet future demand and investment was necessary to meet more stringent environmental standards.

In December 2004, Genco completed the Coleson Cove Generating Station Refurbishment Project that began in 2002 and employed more than 1,600 workers at peak construction. The Station is the largest in the NB Power system and provides one-third of New Brunswick’s energy requirements during the winter months. During construction the Station continued to operate, as each of the three units was refurbished separately, thus ensuring reliable power generation for the people of New Brunswick.

The refurbishment of the Station will allow Genco to meet stricter environmental requirements and produce reliable generation to 2030. Equipment installations and modifi cations were designed to reduce SO2 emission rates by 77 per cent, NOX emission rates by 70 per cent and particulate release rates by 75 per cent.

22  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

—  C O N T I N U E D

Point Lepreau Nuclear Generating Station Refurbishment
The Point Lepreau Generating Station is important to NB Power’s environmental performance as it avoids signifi cant carbon dioxide, sulphur dioxide and nitrogen oxide emissions. Its continued operation is also of particular importance due to the volatility in thermal fuel pricing and diversifi cation of supply.

Increased maintenance challenges, particularly related to the aging of the feeder tubes that transport pressurized heavy water from the fuel channels to the boilers, mean a continuing possibility of unplanned outages. Financial performance will remain vulnerable until the Station is refurbished.

Throughout 2004/05, NB Power continued its preparations for the Point Lepreau Generating Station Refurbishment project, scheduled to occur during an 18-month outage beginning in April 2008. The $1 billion project will replace all 380 fuel channel and calandria tube assemblies and feeders. Other equipment replacements, inspections and upgrades will also be undertaken. Successfully completing the project will allow the station to operate for an additional 30 years. Expenditures to March 31, 2005 were $90 million, primarily for feasibility studies, engineering, analysis and project planning.

In the winter of 2004, the Government of New Brunswick commissioned Dr. Robin Jeffrey to conduct an independent, third-party review of the Station refurbishment project. In response to Dr. Jeffrey’s recommendations, NB Power entered into contract renegotiations with Atomic Energy of Canada Limited (AECL), pursued third-party investment in the Station, and sought thermal alternatives to the nuclear plant’s refurbishment. After considering options arising from these endeavours, the NB Power Board of Directors recommended to the Province that it proceed with the refurbishment of the plant. The Province announced in July 2005 that Nuclearco would refurbish the Station in partnership with AECL.

International Power Line Project
Since 2001, Transco and Bangor Hydro, a wholly-owned subsidiary of Emera Inc., have partnered to construct the second International Power Line from Point Lepreau, New Brunswick, to Orrington, Maine. The construction is a $50 million project on the Canadian side, funded primarily through long-term fi rm transmission reservations. The line construction will provide increased revenue opportunities for Transco, a more secure supply of energy for the Province and enhanced system reliability and effi ciency.

In 2004/05, Transco continued its work to comply with the conditions of the National Energy Board construction permit. It prepared a detailed route for fi ling with the National Energy Board and continued to meet with landowners to negotiate settlements for land rights. Transco’s construction permit requires that the appropriate approvals be in place on the U.S. side before construction begins. Transco continues to work with Bangor Hydro to secure the permits and to coordinate their respective construction schedules. The NB Power Board of Directors approved this expenditure based on conditions relating to permitting requirements and project fi nancing.

2004 | 2005 ANNUAL REPORT NB POWER GROUP 23

F O R    T H E   Y E A R    E N D E D   M A R C H   31,    2005

M A N A G E M E N T ’ S    D I S C U S S I O N    A N D    A N A LY S I S

FINANCIAL AND OPERATING STATISTICS
Financial and Operating Performance Factors (in millions)

	2004/05	2003/04	2002/03
Hydro net generation as percentage of long-term average	106%	120%	76.8%
Point Lepreau Generating Station net capacity factor	76.7%	85.6%	71.6%
Canadian dollar at March 31st ($US equivalent)	$0.828	$0.763	$0.681
Average heavy fuel oil price ($US/bbl Platt’s NY 3%)	$26.50	$23.23	$23.49
Average natural gas price ($US/mmBTU)	$6.12	$5.44	$4.22
Average ICR* coal marker price ($US/ton)	$65.32	$46.91	$28.91
Average New England on-peak prices ($US/MWh)	$59.85**	$48.58**	$51.29

* International Coal Report ** net of congestion and marginal losses

The following factors have a signifi cant impact on financial performance because they affect the cost of generation or price competitiveness in export markets

  Hydro Generation – As NB Power’s lowest-cost fuel to generate electricity, hydro accounts for approximately 15 per cent of total production. When flows are below anticipated levels, other more expensive fuels are used to account for the shortfall thereby increasing generation costs.

  Nuclear Generation – Supplying 30 per cent of New Brunswick’s energy requirements, and up to 25 per cent of total production, consistent performance from the Point Lepreau Generating Station is essential to positive financial performance. Planned maintenance outages have been scheduled annually with increased emphasis on feeder inspections. Nuclear performance continues to be an ongoing business risk facing the Corporation.

  Exchange Rates – NB Power is exposed to foreign exchange risk through fuel and purchased power, priced in US dollars, that exceeds revenue received in US dollars. The Corporation hedges a significant portion of the net known and forecasted US dollar requirements.

  Oil Prices – Heavy fuel oil represents approximately 50 per cent of fuel costs and it is also used as the replacement fuel when low-cost nuclear and hydro generation is unavailable. To minimize short- to medium-term heavy fuel oil price exposure, the Corporation hedges its forecasted in-province and firm export requirements 18 months forward.

  Natural Gas Prices – The Corporation, effective 2004/05, has two contracts tied to natural gas prices and price fluctuations will affect the cost to supply in-province load. The Corporation hedges a significant percentage of this exposure. These contracts represent 13 per cent of the total fuel costs.

  Coal Prices – Coal represents 15 per cent of total fuel costs and is purchased through tendered contracts of one to two years.

24  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

—  C O N T I N U E D

MANAGEMENT’S DISCUSSION AND ANALYSIS OVERVIEW Financial Performance (in millions)
	2004/05	2003/04	2002/03
Net income (loss)	$9	$(18)	$(77)
Cash fl ow from operations	$245	$256	$139
Free cash infl ow (outfl ow)	$(161)	$(376)	$(86)
Reduction (increase) in net debt	$204	$(321)	$(149)

Financial Ratios and Percentages
	2004/05	2003/04	2002/03
Operating margin	14%	14%	12%
Operating cash fl ow / capital expenditures	0.72x	0.52x	0.66x
Operating cash fl ow / total debt	0.08x	0.08x	0.05x
Per cent of debt in capital structure	96%	106%	106%
Interest coverage ratio	0.97x	0.88x	0.68x

NB Power recorded a net income of $9 million in 2004/05 compared with a net loss of $18 million in 2003/04.

The most significant factor contributing to the change in year-over-year net income was a non-recurring charge in 2003/04 against net income of $44 million for write-off of costs associated with a fuel handling system intended for delivery of Orimulsion® fuel to the Coleson Cove Generating Station. The income from operations in the previous year before the write-off was $26 million compared to the current year income from operations of $9 million.

Other positive factors contributing to the year-over-year change in net income were higher in-province revenue due to the 2.5 per cent average rate increase implemented April 1, 2004 and an increase in revenue due to interruptible energy prices, which are variable and linked to generation costs higher out-of-province revenue due to higher average prices for export energy decreased finance charges arising from mid-year restructuring of the Corporation’s debt

Other factors that offset the impact of these positive developments were higher fuel and purchased power costs due to decreased nuclear generation and lower hydro performance, both of which resulted in higher replacement energy costs higher operations, maintenance and administration costs as a result of a significant staff adjustment program that reduced the Corporation’s workforce by 10 per cent for 2005/06 special payments in lieu of income taxes made to the Shareholder post mid-year restructuring

2004 | 2005 ANNUAL REPORT NB POWER GROUP 25

F O R    T H E   Y E A R    E N D E D   M A R C H   31,    2005

M A N A G E M E N T ’ S    D I S C U S S I O N    A N D    A N A LY S I S

MANAGEMENT’S DISCUSSION AND ANALYSIS OVERVIEW (Continued)

Cash flow from operations in 2004/05 decreased by $11 million to $245 million. This resulted primarily from a decrease in net income (excluding the one-time 2003/04 write-off of $44 million for fuel handling facility costs).

The Corporation’s debt decreased by $204 million in 2004/05 due to the net reduction of debt from financial reorganization of NB Power and principal repayments made during the year, offset by a new debt issue to fund capital spending at Coleson Cove Generating Station.

On Oct. 1, 2004, Electric Finance assumed the obligations of NB Power with respect to notes and debt instruments previously issued to the Province or to other third-party debt holders. These obligations included all notes and debentures existing at Sept. 30, 2004, including US dollar debentures and cross-currency interest rate swaps, as well as related accrued interest and deferred debt costs.

In exchange for the transfer of these items, Electric Finance issued a new debt portfolio to the Corporation, along with related accrued interest, common share equity of $140 million and contributed surplus of $187 million.

Further information on the financial reorganization of NB Power is described in Note 2 of the financial statements.

OPERATING RESULTS 2004/05

Revenue Overview (in millions)
	2004/05	2003/04	2002/03
Sales of power
In-province	$1,049	$1,009	$993
Out-of-province	251	246	227
Miscellaneous	62	56	53
Transmission	41	-	-
Total revenues	$1,403	$1,311	$1,273
Per cent increase year-over-year	7%	3%	(3.5)%
Total revenues was $1,403 million in 2004/05, which is an increase of $92 million or 7 per cent from 2003/04.

26  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

—  C O N T I N U E D

OPERATING RESULTS 2004/05 (Continued)
In-Province Revenue (in millions)	2004/05	2003/04	2002/03
Residential	$427	$409	$393
Industrial	319	306	316
General service	203	196	190
Wholesale	81	80	77
Street lights	19	18	17
Total	$1,049	$1,009	$993
GWh	14,606	14,648	14,540

In-province revenue was $1,049 million in 2004/05, representing an increase of $40 million or 4.0 per cent from 2003/04. The main contributors to the year-over-year variance were a 2.5 per cent average rate increase implemented April 1, 2004, which increased revenue by $24 million higher interruptible energy prices for large industrial customers increased revenue by $12 million; these prices are variable and linked to generation costs changes in overall sales mix and weather-adjusted sales volumes increased revenue by $4 million

Out-of-Province Revenue (in millions)	2004/05	2003/04	2002/03
Revenue	$251	$246	$227
GWh	3,813	3,922	3,069

Out-of-province revenue increased $5 million or 2.0 per cent from 2003/04. The main contributors to the year-over-year variance were an increase in revenue of $11 million due to a higher average price for export energy, partially offset by lower hydro and nuclear generation, which decreased the availability of surplus energy for export and resulted in a 3 per cent decrease in export sales volumes and a $6 million decrease in revenue

Miscellaneous Revenue
Miscellaneous revenue consists primarily of water heater rentals, pole attachment fees, the sale of steam and generation by-products, and fees for secondment services provided to the System Operator (commenced after Oct. 1, 2004). Miscellaneous revenue increased $6 million or 11 per cent to $62 million in 2004/05, primarily due to third party billings, steam sales, and water heater rentals.

Transmission Revenue and Expense
Transmission revenue was $41 million for the year and transmission expense was $46 million for the year. These items represent the revenue and expense amounts received from or charged by the System Operator during the period. The transmission revenue represents recoveries from the System Operator for the transmission revenue requirement. The transmission expense includes charges for connection fees, point-to-point tariff, scheduling services, and energy imbalance. The establishment of the System Operator created an external party through which these expenses and revenues flow.

2004 | 2005 ANNUAL REPORT NB POWER GROUP 27

F O R T H E Y E A R E N D E D M A R C H 31, 2005 M A N A G E M E N T ’ S D I S C U S S I O N A N D A N A LY S I S EXPENSES

Expenses Overview (in millions)
	2004/05		2003/04		2002/03
	$	%	$	%	$	%
Fuel and purchased power	$497	36	$467	36	$528	39
OM&A	384	28	355	27	334	25
Amortization and decommissioning	219	15	213	16	216	16
Transmission	46	3	-	-	-	-
Taxes other than special payments	41	3	33	2	30	2
Write-off of fuel handling system costs	-	-	44	3	-	-
Finance charges	202	15	217	16	242	18
Special Payments	5	-	-	-	-	-
Total	$1,394	100	$1,329	100	$1,350	100
Percentage increase (decrease) year over year		5%		(2%)		4%

Total expenses increased 5 per cent to $1,394 million in 2004/05. This $65 million increase resulted from the following factors

  $30 million increase in fuel and purchased power costs due to decreased nuclear and hydro generation, resulting in higher energy replacement costs

  $29 million increase in operations, maintenance and administration costs primarily due to a significant staff adjustment program that reduced the Corporation’s workforce by 10 per cent for 2005/06 onward

  $46 million in transmission expenses paid to the System Operator

  $11 million in special payments in lieu of income and capital taxes paid to Electric Finance

  $8 million in amortization and decomissioning, and property taxes

Offsetting these increases were the following factors

  $44 million write-off of costs associated with expenditures on the Orimulsion® fuel handling system for the Coleson Cove Generating Station in 2003/04

  $15 million decrease in finance charges arising from mid-year financial reorganization of NB Power

Fuel and Purchased Power (in millions)
		2004/05		2003/04		2002/03
	$	%	$	%	$	%
Hydro	$0	0	$0	0	$0	0
Nuclear	9	2	10	2	7	1
Thermal	366	74	364	78	409	78
Purchases	122	24	93	20	112	21
Total	$497	100	$467	100	$528	100

28  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

—  C O N T I N U E D

EXPENSES (Continued)

The cost of fuel and purchased power was $497 million in 2004/05, an increase of $30 million or 6.4 per cent from 2003/04. Heavy fuel oil represented 39 per cent of this spending while purchased power from utilities in Nova Scotia, Maine, Quebec and New Brunswick accounted for 25 per cent. The year-over-year increase in fuel and purchased power costs was attributable to the following factors hydro flows were 106 per cent of the long-term average in 2004/05 compared to 120 per cent in 2003/04. Decreased availability of this low-cost energy increased generation costs by $20 million.
  Point Lepreau’s net capacity factor was 77 per cent during 2004/05 compared to 86 per cent in 2003/04. Decreased availability of this low-cost energy increased generation costs by $28 million.

These increases were offset by an overall lower load decrease ($11 million) and other variances in generation and purchased power mix, and an overall decrease in fuel prices, net of the hedging impact ($7 million).

Operations, Maintenance and Administration (in millions)

	2004/05	2003/04	2002/03
OM&A expenses	$384	$355	$334

Operations, maintenance and administration costs were $384 million in 2004/05, an increase of $29 million or 8.2 per cent from 2003/04. This was mainly due to the following factors early retirement costs were $23 million higher due to a significant staff adjustment program that decreased the Corporation’s workforce by 10 per cent for 2005/06 onward labour, hired services, and material costs were $13 million higher mainly due to the timing and extent of maintenance outages in Nuclearco and Genco

These increases were offset by a $10 million reduction in costs, including reduced pension costs and decreased hired services and other related costs from restructuring.

Amortization and Decommissioning (in millions)

	2004/05	2003/04	2002/03
Amortization and Decommissioning	$219	$213	$216
Amortization and decommissioning costs were $219 million in 2004/05, an increase of $6 million or 2.8 per cent from 2003/04. This was primarily due to the completion and capitalization of the Coleson Cove Generating Station refurbishment project in December 2004.

2004 | 2005 ANNUAL REPORT NB POWER GROUP 29

F O R    T H E   Y E A R    E N D E D   M A R C H   31,    2005

M A N A G E M E N T ’ S    D I S C U S S I O N    A N D    A N A LY S I S

EXPENSES (Continued)

Taxes, other than Special Payments in lieu of Income Taxes (in millions)

	2004/05	2003/04	2002/03
Taxes, other than Special Payments in lieu of Income Taxes	$41	$33	$30
Taxes, other than special payments in lieu of income taxes were $41 million in 2004/05, an increase of $8 million or 24.2 percent from 2003/04. This was mainly due to an increase in property tax assessments and payment to Electric Finance of special payments in lieu of provincial capital taxes which commenced Oct. 1, 2004.
Write-off of Fuel Handling System Costs (in millions)	2004/05	2003/04	2002/03
Write-off of Fuel Handling System Costs	$-	$44	$-
The one-time write-off in March 2004 related to expenditures for the development and construction of an off-loading facility capable of handling the delivery of Orimulsion® fuel for the Coleson Cove Generation Station.
Finance Charges (in millions)	2004/05	2003/04	2002/03
Finance Charges	$202	$217	$242
Finance charges were $202 million in 2004/05, a decrease of $15 million or 6.9 per cent from 2003/04. This was mainly due to the reduction in debt resulting from the reorganization of the Corporation on Oct. 1, 2004.
Special payments in lieu of Income Taxes (in millions)	2004/05	2003/04	2002/03
Special payments in lieu of Income Taxes	$6	$-	$-

Effective Oct. 1, 2004, the Corporation was required to make special payments in lieu of income taxes to Electric Finance. These payments consist of an income tax component based on accounting net income and a federal capital tax component.

LIQUIDITY AND CAPITAL RESOURCES

Capital Expenditures (in millions)	2004/05	2003/04	2002/03
Major project capital expenditures	$220	$412	$118
Regular project capital expenditures	115	85	94
Total capital expenditures	$335	$497	$212
Capital expenditures, net of proceeds on disposal and customer contributions, were $335 million in 2004/05, a decrease of $162 million or 33 per cent from 2003/04.

30  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

—  C O N T I N U E D

LIQUIDITY AND CAPITAL RESOURCES (Continued)

The primary reason for the decrease was reduced spending on the Coleson Cove Generating Station Refurbishment Project ($200 million versus $400 million the previous year) as the project was completed in December 2004.

This decrease was offset by an increase in regular capital expenditures by Genco, and an increase in capital spending on pre-engineering work required for refurbishment of the Point Lepreau Generating Station. Transmission and distribution infrastructure upgrade projects were also completed during the year.

Cash Flow from Operations (in millions)	2004/05	2003/04	2002/03
Cash Flow from Operations	$245	$256	$139

Cash fl ow from operations was $245 million in 2004/05, a decrease of $11 million from 2003/04. This resulted primarily from a decrease in net income (excluding the one-time 2003/04 write-off of fuel handling facility costs of $44 million).

Free Cash Inflow (Outflow) (in millions)	2004/05	2003/04	2002/03
Cash flow from operations	$245	$256	$139
Capital expenditures	(335)	(497)	(212)
Other investments	(6)	-	-
Decrease (increase) in working capital	(51)	29	14
Nuclear decommissioning and used fuel management funds, installments and earnings	(13)	(156)	(20)
Other	(1)	(8)	(7)
Free cash inflow (outflow)	$(161)	$(376)	$(86)

Free cash outfl ow was $161 million in 2004/05, an increase of $215 million from 2003/04. The primary reasons for the increase were reduced capital spending
  reduced funding of the used nuclear fuel management and nuclear decommissioning liabilities due to a one-time funding in 2003/04 to meet CNSC licensing requirements

2004 | 2005 ANNUAL REPORT NB POWER GROUP 31

F O R T H E Y E A R E N D E D M A R C H 31, 2005 M A N A G E M E N T ’ S D I S C U S S I O N A N D A N A LY S I S LIQUIDITY AND CAPITAL RESOURCES (Continued)
Reduction (increase) in net debt (in millions)	2004/05	2003/04	2002/03
Free cash inflow (outflow)	$(161)	$(376)	$(86)
Foreign exchange adjustment and deferred debt costs	(3)	-	(18)
Net reduction in debt due to restructuring	365	-	-
Change in cash	3	55	(45)
Reduction (increase) in net debt	$204	$(321)	$(149)

Net debt decreased by $204 million in 2004/05 compared to an increase in 2003/04 of $321 million. This was mainly due to the following factors reduced capital spending
  reduced funding of the used nuclear fuel management and decommissioning liabilities a net reduction in debt due to the restructuring of the Corporation’s debt portfolio on Oct. 1, 2004

See Note 2 and Note 17 of the financial statements for information on the restructuring of the Corporation’s debt portfolio.

Total Net Debt (in millions)	2004/05	2003/04	2002/03
Long-term debt	$2,816	$2,883*	$2,744*
Short-term indebtedness	340	477	295
Total net debt	$3,156	$3,360	$3,039
Debt/capital	96%	106%	106%
Cash flow from operations/total debt	.08	.08	.05
* Long-term debt is net of sinking fund investments
The Corporation’s debt levels will increase in future years with refurbishment of the Point Lepreau Generating Station and construction of the International Power Line. The level of short-term borrowings fl uctuates depending on the timing of debt maturities and capital investment requirements. Since restructuring on Oct. 1, 2004 the Corporation issues long and short-term notes to Electric Finance. Under the authority of the Electricity Act, Electric Finance issues debt in the name of the Province of New Brunswick.

32  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

—  C O N T I N U E D

SEGMENTED INFORMATION

The Corporation is organized and operates under fi ve reportable business segments. On Oct. 1, 2004, the restructuring of NB Power resulted in each of the business segments becoming incorporated companies as described in Note 1 of the financial statements. As these segments existed for the full year, the results presented are representative of the full year activities of the segments. The segments are as follows

  Genco – responsible for operating and maintaining the oil, hydro, coal, Orimulsion®, and diesel powered generating stations
  Nuclearco – responsible for operating and maintaining the Point Lepreau Generating Station
  Transco – responsible for operating and maintaining the transmission system
  Disco – responsible for operating and maintaining the distribution system. Disco is designated as the standard service supplier for the Province of New Brunswick and is obligated to provide standard services to residential, commercial, wholesale and industrial customers located throughout the province
  Holdco – responsible for providing corporate and shared services to the other business segments

Financial Overview (in millions)
	Genco	Nuclearco	Transco	Disco	Holdco	Eliminations	Total
Total Revenues	$ 869	$ 226	$ 102	$ 1,093	$ 139	$ (1,026)	$ 1,403
Fuel & Purchased Power	488	12	-	820	-	(823)	497
Transmission	33	2	3	55	-	(47)	46
QM&A	111	135	44	119	55	(80)	384
Amortization & decommissioning	84	73	18	41	3	-	219
Taxes, other than special payments in lieu of income taxes	15	6	8	12	-	-	41
Income (loss) before finance charges & special payments in lieu of income taxes	138	(2)	29	46	81	(76)	216
Finance charges	83	11	14	34	128	(68)	202
Special payments in lieu income taxes	27	(3)	6	5	(30)	-	5
Net income (loss) for the year	$ 28	$ (10)	$ 9	$ 7	$ (17)	$ (8)	$ 9

2004 | 2005 ANNUAL REPORT NB POWER GROUP 33

F O R    T H E   Y E A R    E N D E D   M A R C H   31,    2005

M A N A G E M E N T ’ S    D I S C U S S I O N    A N D    A N A LY S I S

SIGNIFICANT ACCOUNTING ESTIMATES

Amortization

NB Power has an amortization review process whereby the service life of major asset categories are reviewed every fi ve years or more frequently as circumstances warrant. These reviews include physical inspection of the asset and review of maintenance and retirement history, technological obsolescence and industry practices. The current estimated useful lives of assets are in Note 3(a) of the Financial Statements.

The estimated service life of the Coleson Cove Generating Station was extended by 25 years upon completion of the refurbishment project. When the Point Lepreau Generating Station Refurbishment project proceeds, it is expected that the useful life of the station will be extended by 25 years.

The amortization expense for the year ended March 31, 2005 is $201 million (2004 – $196 million).

Plant Decommissioning and Used Nuclear Fuel Management

Effective April 1, 2002, NB Power adopted the Canadian Institute of Chartered Accountants standard for asset retirement obligations requiring recognition of the net present value of these liabilities when incurred. The key assumptions on which the liabilities are based are disclosed in Note 18 of the Financial Statements and these assumptions are updated on a periodic basis. As the Point Lepreau Generating Station Refurbishment project proceeds, the used nuclear fuel liability will increase because more fuel will be consumed and the decommissioning liability will decrease as the time period to decommission will be longer.

The Government of Canada enacted the Nuclear Fuel Waste Act in 2002 creating the Nuclear Waste Management Organization. The organization’s mandate is to recommend to the federal government the best approach for management of used nuclear fuel waste. The approach selected by the federal government could signifi cantly change the liability currently recorded in the Financial Statements for used nuclear fuel management.

The thermal and nuclear decommissioning expense for the year ended March 31, 2005 is $18 million (2004 - $17 million).

34  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

Future Employee Benefi ts

Employees of NB Power Group belong to the Province of New Brunswick’s superannuation defi ned benefi t pension plan (see Note 15 of the Financial Statements). The Corporation also has a retirement allowance program and at times has early retirement costs (see Note 19).

Unbilled Revenue

As NB Power bills residential and general service customers on a cyclical basis, the revenue for energy supplied but not billed at the end of each fi scal period is estimated and recorded. This estimate is based on substation readings and average rates. The revenue accrued at March 31, 2005 was $36 million (2004 - $32 million).

Overhead to Capital

As described in Note 3(a) of the Financial Statements, the Corporation adds an overhead to capital projects for indirect charges for administration and other expenses. The amount of overhead charged to capital in the year ended March 31, 2005 is $11 million (2004 - $12 million).

2004 | 2005 ANNUAL REPORT NB POWER GROUP 35

F O R T H E Y E A R E N D E D M A R C H 31, 2005 M A N A G E M E N T ’ S D I S C U S S I O N A N D A N A LY S I S

MANAGEMENT REPORT

August 4, 2005

The NB Power Group’s financial statements have been prepared by management, who are responsible for the integrity, accuracy and fairness of the information.  The accounting principles followed in the financial statements are generally accepted in Canada. The financial information presented throughout the annual report is consistent with the financial statements.

Systems of internal control and supporting procedures are maintained to provide assurance that transactions are authorized, assets are safeguarded and records properly maintained. These controls and procedures include
• system security and various financial controls
• quality standards in hiring and training of employees
• a code of conduct
• an organizational structure that provides a well-defi ned division of responsibilities
• performance accountability
• communication of policies and guidelines through the Corporation

Internal controls are reviewed and evaluated by audit programs which are subject to scrutiny by external auditors.

The ultimate responsibility for the financial statements rests with the Board of Directors. The Board is assisted in its responsibilities by the Audit Committee, which reviews the recommendations of internal and external auditors for improvements in internal control and the action of management to implement such recommendations. In carrying out its duties and responsibilities, the Audit Committee meets regularly with management and with external and internal auditors to review the scope and timing of their respective audits, to review their fi ndings and to satisfy itself that its responsibility has been properly discharged. The Audit Committee reviews the financial statements and recommends them for approval by the Board of Directors.

The Corporation’s external auditors, Deloitte & Touche LLP, have conducted an independent examination of the financial statements in accordance with auditing standards generally accepted in Canada, performing such tests and other procedures as they consider necessary to express the opinion in their Auditors’ Report. The external auditors have full and unrestricted access to the Audit Committee to discuss their audit and related fi ndings as to the integrity of the Corporation’s financial reporting and the adequacy of internal control systems.

AUDITORS’ REPORT

The Honourable Herménégilde Chiasson
Lieutenant-Governor of New Brunswick
Fredericton, New Brunswick

Sir:

We have audited the combined balance sheet of NB Power Holding Corporation (the “Corporation”) as at March 31, 2005 and the combined statements of income and defi cit and cash fl ows for the year then ended. These Financial Statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these Financial Statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and signifi cant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Corporation as at March 31, 2005 and the results of its operations and its cash fl ows for the year then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP
Chartered Accountants
Saint John, NB

June 6, 2005
Except as to Note 25 which is as of August 4, 2005

36  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

C O M B I N E D    F I N A N C I A L    S T A T E M E N T S

Combined Statement of Income for the year ended March 31 (in millions)
	2005	2004
Revenues (Note 4)
Sales of power
In-province	$1,049	$1,009
Out-of-province	251	246
Miscellaneous	62	56
Transmission	41	–
	1,403	1,311

Expenses
Fuel and purchased power	497	467
Transmission (Note 4)	46	–
Operations , maintenance and administration	384	355
Amortization and decommissioning (Note 5)	219	213
Taxes, other than special payments in lieu of income taxes (Note 6)	41	33
Write-off of fuel handling system costs (Note 7)	–	44
	1,187	1,112
Income before fi nance charges and special payments in lieu of income taxes	216	199
Finance charges (Note 8)	202	217
Income (loss) before special payments in lieu of income taxes	14	(18)
Special payments in lieu of income taxes (Note 9)	5	–
Net income (loss) for the year	$9	$(18)

Combined Statement of Deficit for the year ended March 31 (in millions)
	2005	2004
Deficit, beginning of year	$(195)	$(177)
Net income (loss) for the year	9	(18)
Dividends declared (Note 10)	(5)	–
Deficit, end of year	$(191)	$(195)

2004 | 2005 ANNUAL REPORT NB POWER GROUP 37

C O M B I N E D    F I N A N C I A L    S T A T E M E N T S

Combined Balance Sheet as at March 31 (in millions)
	2005	2004
Current Assets
Cash and short-term investments (Note 11)	$4	$7
Accounts receivable (Note 21)	217	181
Materials, supplies and fuel	106	96
Prepaid expenses	3	3
	330	287

Property, Plant and Equipment
Land, buildings, plant and equipment, at cost	6,320	6,016
Less: accumulated amortization	3,047	2,870
	3,273	3,146

Long-Term Assets
Nuclear decommissioning and used fuel management funds (Note 13)	189	176
Other investments (Note 14)	6	–
	195	176
Other Assets
Future special payments in lieu of income taxes (Note 9)	5	–
Deferred debt costs, less amounts amortized (Note 2)	–	50
Deferred pension benefi t (Note 15)	71	67
Other deferred charges	–	3
	76	120
Total Assets	$3,874	$3,729

On behalf of New Brunswick Power Holding Corporation

38  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

Combined Balance Sheet as at March 31 (in millions)
	2005	2004
Current Liabilities
Short-term indebtedness (Note 16)	$340	$477
Accounts payable and accruals (Note 21)	199	201
Accrued interest (Note 21)	60	70
Current portion of long-term debt (Note 17)	357	69
	956	817

Long-Term Debt (Note 17)
Debentures and other loans	2,459	3,217
Less: sinking funds	–	403
	2,459	2,814

Deferred Liabilities
Plant decommissioning and used nuclear fuel management (Note 18)	251	240
Other (Note 19)	72	53
	323	293

Shareholder’s Equity
Capital stock (Note 10)	140	–
Contributed surplus (Note 2)	187	–
Deficit	(191)	(195)
	136	(195)
Total Liabilities and Shareholder’s Equity	$3,874	$3,729

2004 | 2005 ANNUAL REPORT NB POWER GROUP 39

C O M B I N E D    F I N A N C I A L    S T A T E M E N T S

Combined Statement of Cash Flows for the year ended March 31 (in millions)
	2005	2004
Operating Activities
Net income (loss) for the year	$9	$(18)
Amounts charged or credited to operations not requiring a current cash payment (Note 20)	236	274
	245	256
Nuclear decommissioning and used fuel management funds installments and earnings	(13)	(156)
Decommissioning liability expenditures	(1)	(3)
Additions to deferred charges	–	(5)
Net change in non-cash working capital balances	(51)	29
	180	121

Investing Activities
Expenditure on property, plant and equipment, net of proceeds on disposal and customer contributions	(335)	(497)
Other investments	(6)	–
	(341)	(497)

Financing Activities
Debt retirements	(58)	(102)
Sinking fund installments and earnings	(27)	(55)
Proceeds from long-term debt obligations	297	296
Increase (decrease) in short-term indebtedness	(54)	182
	158	321

Net cash outflow	(3)	(55)
Cash, beginning of year	7	62
Cash, end of year	$4	$7

40  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

F O R    T H E   Y E A R    E N D E D   M A R C H    3 1 , 2 0 0 5  -   i n    m i l l i o n s

N O T E S    T O    T H E    C O M B I N E D    F I N A N C I A L    S T A T E M E N T S

1. INCORPORATION AND BASIS OF PRESENTATION

Incorporation

The New Brunswick Power Corporation (NB Power) was established as a Crown Corporation of the Province of New Brunswick in 1920 by enactment of the New Brunswick Electric Power Act.

On Oct. 1, 2004 the Province of New Brunswick proclaimed the Electricity Act, which resulted in the reorganization of NB Power and the restructuring of the electricity industry in New Brunswick. NB Power was continued as New Brunswick Power Holding Corporation (Holdco) with four new subsidiary operating companies that commenced operations on this date. The subsidiaries include

  New Brunswick Power Generation Corporation* (Genco)
  New Brunswick Power Nuclear Corporation (Nuclearco)
  New Brunswick Power Transmission Corporation (Transco)
  New Brunswick Power Distribution & Customer Service Corporation (Disco)

* Including the New Brunswick Power Coleson Cove Corporation (Colesonco), formed as a subsidiary of Genco upon restructuring, and NB Coal Limited (NB Coal)

Basis of presentation

The accompanying combined financial statements have been prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with the preceding year. The combined financial statements include the accounts of Holdco and those of its subsidiaries listed above (collectively the Corporation).

2. RESTRUCTURING

Government entities

The Electricity Act resulted in the establishment of the New Brunswick Electric Finance Corporation (Electric Finance), a Crown Corporation and agent of the Crown, whose purpose is to facilitate the conversion of NB Power’s debt to appropriate levels in the subsidiary operating companies and to assume and reduce the remaining portion of NB Power’s debt.

The Electricity Act also resulted in the establishment of the New Brunswick System Operator (System Operator), a not-for-profit body whose primary objective is to independently direct the operation of the electricity market and maintain the long-term adequacy and reliability of the electricity system.

Debt restructuring

On Oct. 1, 2004, Electric Finance assumed the obligations of NB Power with respect to notes and debt instruments previously issued to the Province or to other third-party debt holders. These obligations included all notes and debentures existing at Sept. 30, 2004, including US dollar debentures and cross-currency interest rate swaps, as well as related accrued interest and deferred debt costs.

In exchange for the transfer of the above items, Electric Finance issued a new debt portfolio to the Corporation, along with related accrued interest, which was reduced by common share equity and contributed surplus to offset the deficit that existed at Sept. 30, 2004.

The following is a summary of the amounts transferred and received from Electric Finance

	Received	Transferred	Variance
Long-term debt	$2,837	$3,537	$(700)
Sinking funds	-	(418)	418
Short-term debt	295	378	(83)
Accrued interest	71	83	(12)
	3,203	3,580	(377)
Deferred debt costs	-	(50)	50
Common share equity	140	-	140
Contributed surplus	187	-	187
Total	$3,530	$3,530	$-

Common shares

As part of the incorporation of the new operating companies and the restructuring of NB Power, the following common shares were issued or transferred

  Holdco issued one Class A common voting share of nominal value to the New Brunswick Minister of Energy each subsidiary company issued one Class A voting common share of nominal value to Holdco

  Colesonco issued one Class A voting common share of nominal value to Genco the voting common shares of NB Coal were transferred from Holdco to Genco each company, excluding NB Coal, issued one Class B non-voting common share of nominal value to Electric Finance

  Transco issued an additional 1,000 Class B non-voting common shares to Electric Finance with a stated value of $140 million

2004 | 2005 ANNUAL REPORT NB POWER GROUP 41

F O R    T H E   Y E A R    E N D E D   M A R C H    3 1 ,  2 0 0 5  -   i n    m i l l i o n s

N O T E S    T O    T H E    C O M B I N E D    F I N A N C I A L    S T A T E M E N T S   -    C O N T I N U E D

Transfer of net assets

On Oct. 1, 2004, the assets and liabilities associated with each of the business segments were transferred from Holdco to the respective operating companies at their net book value.

Result of capital restructuring

The above noted transactions resulted in the following allocation of assets, liabilities, equity and contributed surplus amounts as at Oct. 1, 2004

Power Purchase Agreement – NB Power Generation Corporation

Disco and Genco entered into a long-term power purchase agreement whereby Genco will supply capacity and energy to Disco. The agreement continues until nominated capacity under the terms of the agreement is reduced to zero. The commitment at March 31, 2005 was 2,425 MW of base capacity and 1,258 MW of peaking capacity, including capacity supplied through third-party power purchase agreements.

Under this power purchase agreement, Genco is also responsible to procure and deliver fuel on behalf of Disco to the Coleson Cove Generating Station.

3.  SIGNIFICANT ACCOUNTING POLICIES

a. Property, plant and equipment
The cost of additions to property, plant and equipment is the original cost of contracted services, direct labour and material, interest and allowance for funds used during construction, indirect charges for administration and other expenses, less credits for the value of power generated during commissioning.

Property, plant and equipment also includes the present value of asset retirement obligations related to the disposal of used nuclear fuel and decommissioning of the nuclear and thermal generating stations.

Interest during construction is capitalized monthly on capital construction projects within unregulated businesses based on the cost of long-term borrowings. Allowance for funds used during construction is capitalized monthly on capital construction projects within regulated businesses based on the weighted average cost of capital.

Contributions in aid of construction, which include amounts received from customers as well as research and development grants in respect of new facilities, are netted against the cost of related assets.

The cost of distribution system assets retired, net of dismantlement and salvage, is charged to accumulated amortization. For all other property, plant and equipment dispositions, the cost and accumulated amortization is removed from the accounts, with the gain or loss on disposal being reflected in income.

Amortization is provided for all assets sufficient to amortize the cost of such assets less estimated salvage values over their estimated service lives. The estimated service lives of fixed assets are periodically reviewed and any changes are applied prospectively. All assets are amortized on a straight-line basis.

	Holdco	Genco*	Nuclearco	Transco	Disco	Total
Net assets	$ 5	$ 1,9550	$ 382	$ 345	$ 661	$ 3,343
Opening Deficit	165	22	-	-	-	187
Short term debt	5	69	113	4	104	295
Accrued Interest Payable	-	47	7	5	12	71
Long term debt	-	1,834	262	196	545	2,837
Contributed Surplus	165	22	-	-	-	187
Common Share Equity	-	-	-	140	-	140
* including Colesonco and NB Coal

Signifi cant inter-company agreements
On Oct. 1, 2004 the following contracts were entered into:

Power Purchase Agreement – NB Power Nuclear Corporation
Disco and Nuclearco entered into a power purchase agreement whereby Disco will purchase 95 per cent of the Point Lepreau Generating Station capacity and 95 per cent of the electricity produced by the station. The term of the agreement is until the end of the current service life of the generating station if it is not refurbished, or 25 years after the refurbished station returns to service if it is refurbished, with annual renewal options in favour of Disco thereafter.

Power Purchase Agreement – NB Power Coleson Cove Corporation
Disco and Colesonco entered into a 25-year power purchase agreement whereby Disco will purchase tolling capacity and related services to convert fuel to electricity. The agreement requires the sale of all energy generated at the Coleson Cove Generating Station to Disco.

42  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

The main categories of property, plant and equipment are being amortized based on the following estimated service lives

Assets	Years
Hydro generating facilities	35 - 100
Thermal generating stations	25 - 35
Nuclear generating station	25
Combustion turbine generating stations	25
Terminals and substations	40
Transmission system	45 - 60
Distribution system	10 - 35
Buildings
General	40
Head Office	50
Communications and computer systems	3 - 15
Mining equipment	20 - 35
Motor vehicles	4 - 10

b. Cash and short-term investments

Cash and short-term investments, which are stated at cost, consist of balances with banks and investments in money market instruments.

c. Inventories

Inventories of materials and supplies and fuel other than nuclear fuel are valued at average cost. Nuclear fuel is valued at cost using the fi rst-in, fi rst-out method.

d. Deferred debt costs

As part of restructuring, the deferred debt costs were transferred to Electric Finance on Oct. 1, 2004 (see Note 2). Prior to restructuring, the Corporation amortized debenture discounts and premiums, the expenses of issues and the deferred interest related to debt refinancing over the lives of the issues to which they pertained.

e. Foreign exchange transactions

Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at rates of exchange prevailing at the balance sheet date except where such items have been hedged by the acquisition of a forward exchange contract, in which case the rate established by the terms of the contract is used in the translation. Exchange gains and losses resulting from foreign currency translation are reflected in income.

f. Long-term debt
Long-term debt is recorded on the balance sheet at cost. The estimated fair value of long-term debt is disclosed in the notes to the financial statements using market values or estimates of market values based on debt with similar terms and maturities. The estimated fair value does not include costs that would be incurred to exchange or settle the debt.

g. Sinking funds
As part of restructuring, the sinking funds were transferred to Electric Finance on Oct. 1, 2004 (see Note 2). Prior to restructuring, the Minister of Finance of the Province of New Brunswick, as Trustee for the Corporation, maintained sinking funds for all debenture issues. Sinking fund earnings are reflected in the Corporation’s income and sinking fund investments deducted from long-term debt as a legally enforceable right to offset did exist.

h. Asset retirement obligations
Nuclear and Thermal Generating Stations
In order to provide for the estimated future costs of permanently disposing of used nuclear fuel and decommissioning the nuclear and thermal generating stations to return the sites to a state of unrestricted use, the Corporation recognizes these liabilities taking into account the time value of money.

The following costs have been recognized as a liability as at March 31, 2005 the estimated present value of the costs of decommissioning the nuclear and thermal generating stations at the end of their useful lives the estimated present value of the fixed cost portion of used nuclear fuel management activities that are required regardless of the volume of fuel consumed and the estimated present value of the variable cost portion of used nuclear fuel management activities to take into account actual fuel volumes incurred up to March 31, 2005

The liability for used nuclear fuel management is increased for nuclear fuel bundles used each year with the corresponding amounts charged to operations through fuel expense.

The liabilities for nuclear and thermal plant decommissioning and used nuclear fuel management are increased for the passage of time by calculating accretion (interest) on the liabilities. The accretion expense is calculated using the Corporation’s credit adjusted risk-free rate and is included with amortization expense.

2004 | 2005 ANNUAL REPORT NB POWER GROUP 43

F O R    T H E   Y E A R    E N D E D   M A R C H    3 1 ,  2 0 0 5  -   i n    m i l l i o n s

N O T E S    T O    T H E    C O M B I N E D    F I N A N C I A L    S T A T E M E N T S   -    C O N T I N U E D

The calculations of the anticipated future costs are based on detailed studies that take into account various assumptions regarding the method and timing of dismantlement of the nuclear and thermal generating stations, the cost of transportation of nuclear material to permanent disposal facilities and estimates of infl ation rates in the future.

Expenditures incurred on a current basis relating to used nuclear fuel management and plant decommissioning are charged against the deferred liability accounts.

In view of potential developments in the technology of decommissioning and used nuclear fuel management and the various assumptions and estimates inherent in the calculations, the Corporation reviews such calculations periodically.

In accordance with the Nuclear Fuel Waste Act, which came into force in November 2002, the Nuclear Waste Management Organization was formed to prepare and review alternatives and provide recommendations for long-term management of used nuclear fuel. The Nuclear Waste Management Organization’s recommendations are to be submitted within three years of the Act coming into force. The federal government will determine the strategy for dealing with the long-term management of used nuclear fuel based on submitted alternatives. The strategy determined by the federal government could significantly change management’s estimate of the used nuclear fuel management liability.

Hydro Generating Stations

The Corporation currently has no intention of decommissioning its hydro generating stations. With either maintenance efforts or rebuilding, the assets are expected to be used for the foreseeable future. Therefore, no removal date can be determined and consequently a reasonable estimate of the fair value of any related asset retirement obligations cannot be made at this time. If at some future date it becomes possible to estimate a fair value cost of removing assets that the Corporation is legally required to remove, an asset retirement obligation will be recognized at that time.

Transmission and Distribution assets
Although some of the Corporation’s transmission and distribution assets may have asset retirement obligations, the Corporation expects to use the majority of its transmission and distribution assets for an indefi nite period of time. Therefore, no removal date can be determined and consequently a reasonable estimate of the fair value of any related asset retirement obligation cannot be made at this time. If at some future date it becomes possible to estimate the fair value cost of removing assets that the Corporation is legally required to remove, an asset retirement obligation will be recognized at that time.

i. Pension plans
Corporation employees are members of the Province of New Brunswick Public Service Superannuation Plan. This multi-employer, defined benefit plan provides pensions based on length of service and the average of the highest five consecutive years of earnings. Pension benefits paid are escalated each year based on the Consumer Price Index to a maximum of 5 or 6% depending on retirement date. The Corporation and its employees make contributions to the plan as prescribed in the Public Service Superannuation Act and its regulations. NB Coal maintains a private defined benefit pension plan for its employees.

Under both plans, future salary levels affect the amount of employee future benefits, and therefore the projected benefit method pro-rated on services has been used to determine the accrued benefit obligation. The expected return on plan assets is based on the fair value of plan assets. Actuarial gains or losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of the plan assets at the beginning of the year are amortized over the expected average remaining service life of the employee group. The transitional asset (fair market value of the plan assets less the accrued benefit obligation as determined at April 1, 2000), is also amortized over the average remaining service life of the employee group.

j. Retirement allowance
The Corporation has a retirement allowance program for employees that provides a lump-sum payment equal to one week of pay for each full year of employment to a maximum of 26 weeks of pay. Actuarial calculations are prepared to determine the amount of the Corporation’s obligations for retirement allowances. The actuarial method used incorporates management’s best estimate assumptions to determine the present value of the accrued retirement allowance obligation based on projections of salaries and wages to expected retirement dates. The actuarial present value of accrued retirement allowance obligations for past service is amortized on a straight-line basis over the expected average remaining service life of the employee group.

44  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

k. Early retirement programs
The present value of the estimated future costs of early retirement programs is charged to income in the year the program is initiated, irrespective of when payments are actually made.

l. Revenue
Billings to residential and general service customers are rendered monthly on a cyclical basis. All other customers are billed at the end of each month. Revenue in respect of items not billed at the end of a fiscal period is estimated and accrued.

m. Derivative financial instruments
In accordance with its hedging policies and objectives, the Corporation enters into derivative financial instruments to manage underlying exposures. The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its hedging objectives and strategy underlying various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific forecasted transactions.

Hedge accounting, which allows deferral of gains and losses until settlement, is applied when the derivative instrument is designated as a hedge and the derivative is expected to be effective throughout the life of the hedged item. Effectiveness is achieved when changes in the cash flows or fair value of the derivative instrument substantially offset changes in the cash flows or fair value of the hedged item. The Corporation assesses both at inception and on an ongoing basis whether the derivatives used in hedging transactions are effective.

Effective derivatives that meet hedge criteria are not recorded on the balance sheet and any gain or losses on these instruments are deferred and only recognized at the settlement date. Derivative instruments not meeting hedge criteria are accounted for on the balance sheet at fair value and subsequent changes in fair value are recorded in earnings.

If a derivative instrument ceases to exist and is not replaced, the termination gain or loss is deferred and recognized when the hedged item is settled. If a hedged item ceases to exist or is no longer probable of occurring, any previously deferred gains or losses associated with a derivative instrument are recognized in earnings. If a hedging relationship is terminated or ceases to be effective, any previously deferred gains or losses are carried forward and recognized in earnings in the same period as the hedged item and any subsequent gains or losses on the fair value of the instrument are recognized in earnings.

The Corporation uses derivative financial instruments to manage the following risks foreign currency exchange rates
  interest rates
  heavy fuel oil and natural gas prices

Foreign Currency Exchange Rates and Interest Rates
The Corporation enters into Canadian dollar – US dollar forward contracts to hedge exchange risk related to forecasted US dollar purchases. Gains or losses on forward contracts hedging forecasted US dollar purchases are deferred and recognized at the settlement date as part of the underlying item. In the event that a forward contract is terminated, the realized gain or loss would also be deferred and recognized in income at the settlement date of the related underlying item.

As part of restructuring, the existing cross-currency interest rate swaps were transferred to Electric Finance on Oct. 1, 2004 (see Note 2). Prior to restructuring, the Corporation entered into Canadian dollar – US dollar cross-currency interest rate swaps to hedge exchange risk related to interest and principal obligations on US dollar denominated long-term debt.

The Corporation periodically enters into interest rate swaps to hedge against the interest rate exposure associated with the future issuance of debt. The gains or losses on these interest rate swaps that meet the hedge criteria are accounted for on a settlement basis and are recognized only when the debt is refinanced. The resulting gains or losses are deferred and amortized to interest expense over the new debt term.

Heavy Fuel Oil and Natural Gas Prices
The Corporation enters into heavy fuel oil and natural gas swaps to hedge the anticipated exposure related to changes in the cost of heavy fuel oil in the operations of its generating stations and on purchase contracts largely based on natural gas prices. Gains or losses on these swaps are recognized at the settlement dates as an adjustment to the related underlying item.

n. Special payments in lieu of taxes
Effective Oct. 1, 2004, the Corporation is required to make special payments in lieu of taxes to Electric Finance. Total special payments in lieu of taxes consists of an income tax component based on accounting net income multiplied by a rate of 35.12 per cent a capital tax component based upon the large corporation tax rules contained in the federal and provincial income tax acts

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The Corporation also recognizes the future special payments in lieu of taxes benefit of current losses when it is more likely that sufficient income will be generated in future periods to utilize losses previously incurred. No other provisions are made for future special payments in lieu of taxes as a result of any temporary differences as the tax basis of assets and liabilities and their carrying amounts for accounting purposes are considered to be the same for the purposes of the calculation.

o. Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from the estimates. See Note 3(h) regarding the estimate of the nuclear used fuel management liability.

4. REVENUES

In-province sales of power
The Corporation is regulated under a system whereby annual average rate increases greater than three per cent or the Consumer Price Index, whichever is higher, require regulatory review by the Board of Commissioners of Public Utilities of the Province of New Brunswick (PUB).

Transmission revenue
The PUB also regulates the Open Access Transmission Tariff (OATT), that establishes non-discriminatory access to the transmission system for generators and customers inside and outside the province and generates revenues for Transco to operate and maintain the transmission system.

In its March 2003 decision, the PUB approved an initial revenue requirement that is the basis for the existing OATT rates. The OATT rates were effective Sept. 30, 2003.

On Oct. 1, 2004, the System Operator assumed responsibility for the design and administration of the OATT. As such, Transco bills the System Operator for the majority of its revenue requirement, which the System Operator collects through the OATT from the various load and load-serving customers including Genco, Nuclearco, and Disco.

Other Total revenue includes $99 million (2004 - $84 million) of sales to customers in the United States. 5. AMORTIZATION AND DECOMMISSIONING
	2005	2004
Amortization	$201	$196
Decommissioning	18	17
Amortization and Decommissioning	$219	$213
6. TAXES, OTHER THAN SPECIAL PAYMENTS IN LIEU OF INCOME TAXES
	2005	2004
Property taxes	18	16
Utility and right of way taxes	17	17
Special payments in lieu of provincial capital taxes	6	-
Taxes, other than special payments in lieu of income taxes	$41	$33

Utility taxes refl ect amounts charged by the Province of New Brunswick on the net book value of assets not covered by property taxes.

7. WRITE-OFF OF FUEL HANDLING SYSTEM COSTS

The Corporation received environmental approvals and commenced a project in December 2002 to refurbish the 998 MW Coleson Cove Generating Station to extend its life and convert it to burn Orimulsion® fuel.

The project also included development and construction of facilities and pipeline capable of handling Orimulsion® fuel. The Corporation had signed a memorandum of understanding for the development of these facilities. The site chosen required investment in a fi xed jetty, storage tanks, pumping and piping to the existing pipelines used to transport heavy fuel oil to the generating station.

Of the expenses incurred on the fuel delivery system, $44 million was not expected to provide future service value and was expensed in the year ended March 31, 2004.

46  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

8. FINANCE CHARGES
	2005	2004
Interest expense	$223	$240
Less: Income from sinking funds,
trust funds, and other	(21)	(31)
	202	209
Guarantee / debt management fee	21	20
Amortization of deferred debt costs	3	7
Unrealized foreign exchange gains	-	(1)
Realized foreign exchange gains	(2)	(2)
	224	233
Less: Interest capitalized	(22)	(16)
Finance charges	$202	$217

Interest paid during the period was $221 million (2004 - $241 million). Interest received on investments during the period was $20 million (2004 - $27 million).

9. SPECIAL PAYMENTS IN LIEU OF INCOME TAXES
	2005	2004
Income before special payments
in lieu of income taxes	$14	$-
Less: Income up to October 1st	(8)	-
Income subject to special payments
in lieu of income taxes	6	-
Income tax rate	35.12%	-
	2	-
Special payments in lieu of federal capital taxes	3	-
Total special payments in lieu of income taxes	$5	$-

Components of special payments in lieu of income taxes
	2005	2004
Provision for current special payments
in lieu of income taxes	$7	$-
Provision for future special payments
in lieu of income taxes	(5)	-
Special payments in lieu of federal capital taxes	3	-
	$5	$-

Special payments in lieu of income taxes are calculated at an individual company level. During the period that special payments in lieu of income taxes was applicable, Disco incurred a net loss and recorded a future special payments in lieu of income taxes amount, reducing the overall provision.

10. CAPITAL STOCK

The Corporation has one Class A voting common share of nominal value, issued and outstanding to the Minister of Energy.

The Corporation has 1,006 Class B non-voting common shares issued and outstanding to Electric Finance with a stated value of $140 million.

The Corporation, with Electric Finance's approval, is authorized to issue an unlimited number of Class A or Class B shares without nominal or par value.

Dividends

The holder of the Class B shares, Electric Finance, is entitled to receive dividends when declared by the Corporation's Boards of Directors. The designated percentage of the dividends declared may vary based upon the discretion of the Shareholder and the financial position of the Corporation. The holder of the Class A shares cannot be paid dividends until such time that there are no longer any Class B shares outstanding.

Dividends are declared and paid at an individual company level.

11. CASH AND SHORT-TERM INVESTMENTS
	2005	2004
Cash	$3	$4
Short-term investments	1	3
Cash and short-term investments	$4	$7

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12. PROPERTY, PLANT AND EQUIPMENT
	2005			2004
	Cost	Accumulated	Net Book	Cost	Accumulated	Net Book
		Amortization	Value		Amortization	Value
Power
generating
stations	$ 4,433	$2,187	$2,246	$3,742	$2,052	$1,690
Transmission
system	291	137	154	284	132	152
Terminals and
substations	452	232	220	428	220	208
Distribution
system	727	314	413	709	296	413
Buildings and
properties	59	31	28	59	30	29
Communications
and computer
systems	95	51	44	86	42	44
Mining
equipment
and related
assets	53	53	-	53	52	1
Motor vehicles	51	33	18	50	32	18
Miscellaneous
assets	13	9	4	18	14	4
Construction-
in-progress*	146	-	146	587	-	587
Total	$ 6,320	$3,047	$3,273	$6,016	$2,870	$3,146
* Construction-in-progress at March 31, 2005 includes $90 million (2004 - $71 million) of expenditures on the Point Lepreau Generating Station Refurbishment Project.
13. NUCLEAR DECOMMISSIONING AND USED FUEL MANAGEMENT FUNDS
	2005	2004
Used Nuclear Fuel Management Funds The used nuclear fuel management trust funds are comprised of

1. The Corporation has established a used nuclear fuel segregated fund held in a custodial account to meet the license conditions of the Point Lepreau Generating Station set by the Canadian Nuclear Safety Commission (CNSC). Funding requirements are reviewed at the time of each license renewal.
	$81	$76
2. The Corporation has also established a trust fund pursuant to the Nuclear Fuel Waste Act.

The Nuclear Fuel Waste Act requires major owners of used nuclear fuel in Canada to establish trust funds to finance the long-term management of used nuclear fuel. The Act requires the Corporation to contribute $4 million annually in November of each year until a long – term disposal plan is chosen. Further funding requirements beyond this time will be based on the plan chosen (see Note 3(h)). The funds contained in the established fund to meet the license conditions of the generating station described above will also be used to meet these requirements.	28	24
	109	100
Nuclear Decommissioning Fund
The Corporation has established a decommissioning segregated fund held in a custodial account to meet the license conditions for the Point Lepreau Generating Station set by the CNSC.	80	76
Total nuclear decommissioning and used fuel management funds	$189	$176

48  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

14. OTHER INVESTMENTS

During the year, the Corporation entered into a 15-year agreement to have an outside party build and operate an ash separation facility at the Belledune Generating Station to process the fl y ash produced at the plant. The $6 million investment represents the Corporation’s required share of the cost of the facility. Pursuant to this agreement, the Corporation will receive royalties on the sale of the processed ash over the term of the agreement.

15. DEFERRED PENSION BENEFIT

Corporation employees are members of the Province of New Brunswick Public Service Superannuation Plan as described in Note 3(i). Pension assets and liabilities for the Public Service Superannuation Plan are measured as at March 31, 2005 while the assets and liabilities for the NB Coal plan are measured as at Dec. 31, 2004. The most recent actuarial valuation done for funding purposes for the Public Service Superannuation Plan was April 1, 2002. The next valuation for funding purposes is required to be completed as at April 1, 2005.

The significant assumptions of management include the following discount rate used to determine the accrued benefit obligation – 5.75 per cent (2004 – 6.0 per cent)
  expected long-term rate of return on plan assets – 6.75 per cent (2004 – 7.0 per cent)
  salary increases – 2.5 per cent (2004 – 2.5 per cent)

The costs recognized for the period are

	2005	2004
Current service cost	$15	$13
Interest on accrued benefit obligation	54	50
Actual gain on plan assets	(61)	(153)
Difference between actual and expected return on plan assets	7	106
Actuarial losses on accrued benefit obligation	53	8
Difference between actuarial loss recognized for the year and actuarial loss on accrued benefit obligation for the year	(45)	3
Amortization of transitional asset	(3)	(3)
Costs recognized	$20	$24

An update of an accounting valuation to March 31, 2004 increased the accrued benefi t obligation and the unamortized losses by $73 million, resulting in no change to the pension asset.

The status of the assets and obligations of the Corporation’s share of the Public Service Superannuation Plan and NB Coal’s private plan as at March 31, 2005 was as follows

	2005	2004
Pension fund assets at fair value	$841	$778
Accrued benefit obligation	987	883
Pension deficit	(146)	(105)
Unamortized transitional obligation	(37)	(40)
Unamortized losses	254	212
Deferred pension benefit	$71	$67

In accordance with prescribed regulations, employees contributed $10 million (2004 - $10 million) and the Corporation contributed $23 million to the plans (2004 - $23 million) during the year. Total contributions to date in excess of pension expense in the amount of $71 million (2004 - $67 million) have been recorded as a deferred charge.

16. SHORT-TERM INDEBTEDNESS

The Corporation borrows funds for temporary purposes from Electric Finance. The short-term borrowings due to Electric Finance were $340 million at March 31, 2005. The $477 million of short-term borrowings due in the prior year were payable to the Province of New Brunswick.

17. LONG-TERM DEBT
	2005	2004
Debentures held by Electric Finance	$2,815	$-
Debentures held or guaranteed by the Province of New Brunswick	-	3,280
Other	1	6
	2,816	3,286
Less: payments due within one year	(357)	(69)
Long-term debt	2,459	3,217
Less: sinking funds	-	(403)
Long-term debt	$2,459	$2,814

Restructuring
On Oct. 1, 2004, the existing debt portfolio of the Corporation, along with the sinking funds, was transferred to Electric Finance in exchange for a new reduced debt portfolio (see Note 2).

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Terms

The maturity dates of the debentures range from 2005 – 2020. The terms of the debentures are such that the Corporation is required to make an annual principal repayment of 1 per cent of the original amount of each debenture on the anniversary date of its maturity. These payments will be made until the actual maturity date of the debenture, at which time the remaining principal amount will be repaid.

There were no US dollar debentures outstanding at March 31, 2005 (2004 – $650 million). As part of restructuring, all existing US dollar debentures were transferred to Electric Finance on Oct. 1, 2004 (see Note 2 ).

Interest rates

The debentures bear interest at fi xed rates ranging from 2.96 per cent to 10 per cent. The weighted average coupon interest rate on all debentures outstanding at March 31, 2005 is 6.71 per cent (2004 – 6.89 per cent).

Guarantee and debt management fee

Prior to restructuring, the Corporation paid an annual guarantee fee to the Province of New Brunswick, amounting to 0.6489 per cent of the total of long-term debt guaranteed by the Province, debentures held by the Province, and short-term indebtedness to the Province, less the balance held in sinking funds, measured as at the opening balance sheet date. Effective Oct. 1st, 2005 the Corporation is required to pay a debt management fee to Electric Finance amounting to 0.6489 per cent of the total of long-term debt and short-term indebtedness, measured as at the opening balance sheet date.

Principal repayments

Long-term debt principal repayments are due as follows

Year ending	Principal repayment
March 31, 2006	$357
March 31, 2007	160
March 31, 2008	403
March 31, 2009	269
March 31, 2010	393
March 31, 2011 and thereafter	1,234

18. PLANT DECOMMISSIONING AND USED NUCLEAR FUEL MANAGEMENT

The Corporation’s nuclear generating station produces used nuclear fuel in the form of radioactive fuel bundles. The used nuclear fuel will need to be disposed of and the nuclear station will need to be dismantled and decommissioned at the end of its service life.

The Corporation also provides for decommissioning its thermal generating stations at the end of their service lives.

The liability for plant decommissioning and used nuclear fuel management consists of the following

	2005	2004
Used Nuclear Fuel Management
Balance, beginning of year	$66	$61
Add: Liabilities incurred	65	1
Add: Accretion expense	5	4
Balance, end of year	136	66

Nuclear Decommissioning
Balance, beginning of year	138	129
Add: Accretion expense	9	9
Less: Revision to cash flows, net of liabilities incurred	(72)	-
Balance, end of year	75	138

Thermal Decommissioning
Balance, beginning of year	36	35
Add: Liabilities incurred	1	-
Add: Accretion expense	3	2
Less: Expenditures	-	(1)
Balance, end of year	40	36

Total used nuclear fuel management and plant decommissioning liability	$251	$240

50  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

Liability for used nuclear fuel management

The liability for used nuclear fuel management costs represents the cost of managing the radioactive used nuclear fuel bundles generated by the nuclear station. The liability is partially funded (see Note 13). The key assumptions on which the liability is based are the total undiscounted amount of the estimated cash flows required to settle the liability is $885 million the management of the used nuclear fuel will require cash expenditures until 2048 to settle the liability the credit adjusted risk-free rate at which the estimated cash flows have been discounted is 7.1 per cent for the initial recognition of the liability and 5.9 per cent for the subsequent recognition of the additional liability

Liability for nuclear decommissioning

The liability for nuclear decommissioning represents the costs of decommissioning the nuclear generating station after the end of its service life. The liability is partially funded (see Note 13). The key assumptions on which the liability is based are the total undiscounted amount of the estimated cash flows required to settle the liability is $642 million the decommissioning of the nuclear generating station will require cash expenditures until 2076 to settle the liability the credit adjusted risk-free rate at which the estimated cash flows have been discounted is 7.1 per cent for the initial recognition of the liability and 5.9 per cent for the subsequent recognition of the additional liability

Liability for thermal decommissioning

The liability for thermal decommissioning represents the costs of decommissioning the thermal generating stations after the end of their service lives. The liability is not funded. The key assumptions on which the liability is based are the total undiscounted amount of the estimated cash flows required to settle the liability is $98 million the decommissioning of the thermal generating stations will require cash expenditures until 2033 to settle the liability the credit adjusted risk-free rates at which the estimated cash flows have been discounted are 7.1 per cent for the initial recognition of the liability and 6.3 per cent for the subsequent recognition of the additional liability

19. DEFERRED LIABILITIES – OTHER
	2005	2004
Early retirement programs	$67	$30
Retirement allowance program	9	15
Other future employee benefits payable	2	1
NB Coal land reclamation	2	-
NB Coal environmental liability	9	10
	79	56
Less: amounts due within one year	(7)	93)
Deferred liabilities - other	$72	$53

Retirement allowance liability
The interest rate used in the calculation of this obligation was 5.75 per cent (2004 –6.0 per cent) and the assumed rate of salary escalation was 2.5 per cent (2004 – 2.5 per cent). The latest actuarial calculation was completed as at April 1, 2004.

The estimated retirement allowance obligation at March 31, 2005 is $26 million (2004 - $28 million). The retirement allowance expense for the period ended March 31, 2005 was $4 million (2004 - $4 million). The cumulative amount expensed in excess of amounts paid out under the retirement allowance program is recorded as a deferred liability.

NB Coal environmental liability
The Corporation and its subsidiary NB Coal have developed a long-term plan to treat acidic water drainage from an inactive mine. The plan involves using a permanent water treatment facility to treat the site for as long as required. NB Coal has recognized an environmental liability equal to the net present value of the expected future costs.

	2005	2004
Balance, beginning of year	$10	$11
Add: Accretion expense	1	1
Less: Expenditures	(2)	(2)
Balance, end of year	$9	$10

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20. AMOUNTS CHARGED OR CREDITED TO OPERATIONS NOT REQUIRING A CURRENT CASH PAYMENT

	2005	2004
Amortization and decommissioning	$219	$213
Amortization of deferred debt costs	3	7
Unrealized foreign exchange gains	-	(1)
Used nuclear fuel liabilities incurred	1	1
Retirement expenses less related funding	17	7
Pension expenses less related funding	(4)	1
Future payments in lieu of income taxes	(5)	-
Write-off of fuel handling system costs	-	44
Other	5	2
Amounts not requiring a current cash payment	$236	$274

21. RELATED PARTY TRANSACTIONS

Related parties of the Corporation include Electric Finance and the System Operator.

Revenues and expenses
The following related party revenue and expenses are included in the financial results for the year ended March 31, 2005

Electric Finance		System Operator
Transmission revenue	$-	$41
Miscellaneous revenue	-	5
Transmission expense	-	46
Interest expense	100	-
Debt management fee	10	-
Special payments in lieu of provincial capital taxes	6	-
Special payments in lieu of income taxes*	10	-
* Excluding the future payments in lieu of income taxes provision

Receivables and payables
The following related party receivable and payable balances existed as at March 31, 2005

Electric Finance		System Operator
Accounts receivable	$4	$10
Accounts payable	5	7
Accrued interest	60	-

Dividends
During the period, Transco declared $5 million in dividends, payable to Electric Finance.

Debt and guarantees
The Corporation has short and long-term debt payable to Electric Finance (Note 16 and 17) as at March 31, 2005.

Electric Finance has also provided certain guarantees for the Corporation to significant third-party creditors with respect to banking arrangements, trade payables and derivative financial instrument obligations.

22. FINANCIAL INSTRUMENTS

Fair value of financial instruments
The fair value of financial instruments have been estimated by reference to quoted market prices or from valuations supplied by counter-parties for actual or similar instruments at the period end, unless otherwise noted.

Interest rate and foreign exchange risk management
At March 31, 2005, the Corporation had no forward cross-currency interest rate swaps outstanding. As part of restructuring, the cross-currency interest rate swaps were transferred to Electric Finance on Oct. 1, 2004 (see Note 2).

Cross-Currency Interest Rate Swaps
	2005	2004
US debt amount (in millions)	$-	$400
Weighted average interest rate	-	6.04%
Weighted average exchange rate	-	1.5883
Fair value liability (in millions)	$-	$(122)

At March 31, 2005, the Corporation had outstanding foreign exchange contracts maturing over the next 18 months as follows

Foreign Exchange Contracts
	2005	2004
Net commitment to purchase USD (in millions)	$265	$106
Weighted average exchange rate	1.2738%	1.4879%
Fair value liability (in millions)	$(18)	$(18)

52  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

Fuel price risk management At March 31, 2005, the Corporation had outstanding heavy fuel oil swap contracts maturing over the next 18 months as follows Heavy Fuel Oil Swaps
	2005	2004
Notional amount (in barrels)	5.0 million	3.3 million
Weighted average fi xed price/barrel (in USD)	$27.86	$21.92
Fair value asset (in millions)	$36	$9

At March 31, 2005, the Corporation had outstanding natural gas swap contracts maturing over the next 18 months as follows

Natural Gas Swaps
	2005	2004
Notional amount (in btu)	13.0 million	10.1 million
Weighted average fixed price/btu (in USD)	$7.12	$5.95
Fair value asset (in millions)	$33	$14

Under these contracts, the Corporation exchanges monthly payments based on the differential between a fi xed price and a monthly cumulative fl oating price for the associated fuel. The differential to be paid or received is refl ected in the cost of fuel and purchased power.

Fair value of long-term debt
Long-term Debt
	2005	2004
Book value (in millions)	$2,816	$3,286
Fair value (in millions)	$3,126	$3,879

Fair value of nuclear decommissioning and used fuel management funds

Nuclear Decommissioning and Used Fuel Management Funds
	2005	2004
Book value (in millions)	$189	$176
Fair value (in millions)	$202	$183

Fair value of other financial assets and liabilities

The fair values of other financial assets and liabilities are not materially different from their carrying values.

Credit risk

Credit risk arises from the potential that a counter party will fail to perform its obligations. The Corporation conducts a thorough assessment of debtors prior to granting credit and actively monitors the financial health of its debtors on an ongoing basis. The maximum credit risk exposure is deemed to be the sum of accounts receivable net of applicable reserves and the total unrealized gains on other financial instruments exposed to credit risk. Accounts receivable net of applicable reserves is $217 million (2004 - $181 million). The total unrealized gains on other financial instruments exposed to credit risk is $69 million (2004 - $23 million).

23. COMMITMENTS AND CONTINGENCIES

Belledune wharf

The Corporation has entered into an operating lease expiring in 2013 with a 20-year renewal option for the port facility at Belledune. This lease provides for annual charges of approximately $5 million.

Courtenay Bay Generating Station

The Corporation has entered into a lease agreement for site facilities expiring in 2021 with a five-year option to extend. The tenant has re-powered an existing 100 MW unit to a 280 MW combined cycle natural gas unit, which began commercial operation effective September 2001.

The Corporation also entered into a related power purchase and transmission access agreement expiring in 2021 with a five-year option to extend with the same third party. The Corporation will purchase all the electrical energy produced by the re-powered 280 MW combined cycle natural gas unit during the winter period, Nov. 1, 2004 to March 31, 2005, and from time to time some or all of the electrical energy produced during the summer period.

The Corporation has also entered into an agreement expiring in 2015 for firm natural gas transportation service to the re-powered Courtenay Bay Generating Station. The cost of transportation will be recovered from the tenant referred to in the lease of the generating station.

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Power purchase agreements

The Corporation has entered into a 20-year power purchase agreement to purchase all the capacity and electrical energy produced by a 90 MW co-generation facility that began production in December 2004. The Corporation has an outstanding power purchase agreement for 38.5 MW of capacity and energy from a co-generation facility that expires in 2027.

The Corporation has signed a contract to purchase all the electrical energy of a wind generation facility to be constructed by a third party. The facility is to be in service on or before March 31, 2006. The contract is for 20 years and is for approximately 20 MW per year.

Orimulsion® fuel supply

The Corporation has an agreement with Bitor America Corporation to purchase Orimulsion® fuel for the Dalhousie Generating Station to 2014. The Corporation also entered into a contract with Bitumenes Orinoco, S.A. (Bitor S.A.) a wholly-owned subsidiary of Petroleos de Venezuela, S.A. (PDVSA) for the purchase of Orimulsion®‚ fuel for the Coleson Cove Generating Station for a 20-year term, beginning with the date of fi rst delivery. Bitor S.A. has failed to deliver Orimulsion®‚ fuel to Coleson Cove Generating Station, breaching the terms of the contract. In February 2004, the Corporation fi led a lawsuit against Bitor S.A. and PDVSA for breach of contract. Discussions between the parties are ongoing.

Transmission power line

The Corporation is constructing a 345 kV transmission power line in New Brunswick to Maine, U.S. The total cost of the project to the corporation is estimated to be $50 million. To ensure the financial viability of the project, Commitment Agreements were signed with load serving entities in the Maritimes and Northern Maine, including the Corporation. Each entity committed to the equivalent of long-term fi rm reservations for 25 years, subject to regulatory approval.

Transmission reservations

For the purposes of delivering electricity to out-of-province markets, the Corporation has committed to certain long-term transmission reservations with the System Operator.

24. SEGMENTED INFORMATION

The Corporation is organized and operates under fi ve reportable business segments. On Oct. 1, 2004, the restructuring of NB Power resulted in each of the business segments becoming incorporated companies (see Note 1). As these segments existed for the full year, the results presented are representative of the full year activities of the segments. These results will differ from the individual company statements which only report the results of the segment for the period since Oct. 1, 2004, when the company commenced operations.

Genco

Responsible for the operation and maintenance of the oil, hydro, coal, Orimulsion®, and diesel powered generating stations of the Corporation.

Nuclearco

Responsible for operating and maintaining the Point Lepreau Generating Station.

Transco

Responsible for operating and maintaining the transmission system of the Corporation.

Disco

Responsible for operating and maintaining the distribution system of the Corporation. Disco is designated as the standard service supplier for the Province of New Brunswick and is obligated to provide standard services to residential, commercial, wholesale and industrial customers located throughout the province.

Holdco

Provides corporate and shared services to the Corporation’s other business segments.

54  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

Financial Overview
	Genco	Nuclearco	Transco	Disco	Holdco	Eliminations	Total
Sales of power
In-province	$-	$-	$-	$1,049	$-	$-	$1,049
Out-of-province	239	12	-	-	-	-	251
Inter-company	607	213	-	4	-	(824)	-
Miscellaneous	22	1	6	33	-	-	62
Transmission	-	-	88	-	-	(47)	41
Other inter-company	1	-	8	7	139	(155)	-
Total revenues	$869	$226	$102	$1,093	$139	$(1,026)	$1,403

Fuel & purchased power	488	12	-	820	-	(823)	497
Transmission	33	2	3	55	-	(47)	46
Operations, maintenance & administration	111	135	44	119	55	(80)	384
Amortization & decommissioning	84	73	18	41	3	-	219
Taxes, other than special payments in lieu of income taxes	15	6	8	12	-	-	41
Finance charges	83	11	14	34	128	(68)	202
Special payments in lieu of income taxes	27	(3)	6	5	(30)	-	5
Total expenses	841	236	93	1,086	156	(1,018)	1,394

Net income (loss) for the year	$28	$(10)	$9	$7	$(17)	$(8)	$9

Total assets	$2,196	$637	$369	$759	$363	$(450)	$3,874

Capital expenditures	$238	$30	$28	$39	$-	$-	$335

25. SUBSEQUENT EVENTS

On Aug. 4, 2005, Electric Finance provided consent to the Corporation to refurbish the Point Lepreau Generating Station. The planned refurbishment has a forecasted construction cost of approximately $1 billion and will extend the useful life of the station to 2034. The maintenance outage for the refurbishment will begin in the spring of 2008 and is scheduled to be completed by fall 2009.

26. COMPARATIVE FIGURES Certain 2004 fi gures have been reclassifi ed to conform to the 2005 financial statement presentation.

2004 | 2005 ANNUAL REPORT NB POWER GROUP 55

S T A T I S T I C A L    O V E R V I E W

Statement of Generation in millions of kWh
	2004/05	2003/04	2002/03	2001/02	2000/01
Hydro	2,829	3,191	2,057	1,910	2,373
Thermal	11,096	10,838	11,510	12,206	12,507
Nuclear	4,572	5,120	4,284	4,938	3,899
Combustion Turbine	17	50	57	13	39
Purchases	1,848	1,371	1,752	1,945	2,092
Gross generation and purchases	20,362	20,570	19,660	21,012	20,910
Station service	1,006	1,012	1,044	1,121	1,086
Net generation and purchases	19,356	19,558	18,616	19,891	19,824
Losses - transformer and transmission	602	614	648[1]	498	603
Total energy available for distribution	18,754	18,944	17,968	19,393	19,221
[1] Includes adjustment of 95 GWh primarily related to previous years

Statement of Sales in millions of kWh
	2004/05	2003/04	2002/03	2001/02	2000/01
Wholesale	1,222	1,227	1,218	1,132	1,171
Industrial	6,039	6,170	6,156	6,007	6,068
General service	2,280	2,257	2,218	2,119	2,111
Residential	4,990	4,920	4,874	4,463	4,587
Street lights	75	74	74	74	74
Total in-province sales	14,606	14,648	14,540	13,795	14,011
Interconnections	3,813	3,922	3,069	5,264	4,878
Total sales	18,419	18,570	17,609	19,059	18,889
Distribution losses	335	374	359	334	332
Total energy distributed and sold	18,754	18,944	17,968	19,393	19,221

Statement of Revenue in millions
	2004/05	2003/04	2002/03	2001/02	2000/01
Wholesale	$81	$80	$77	$70	$73
Industrial	319	306	316	294	298
General service	203	196	190	180	178
Residential	427	409	393	358	364
Street lights	19	18	17	17	18
Total in-province sales	1,049	1,009	993	919	931
Interconnections	251	246	227	359	332
Sales of power	1,300	1,255	1,220	1,278	1,263
Miscellaneous	62	56	53	41	46
Transmission revenue	41	–	–	–	–
Total revenue	$1,403	$1,311	$1,273	$1,319	$1,309

56  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

Statement of In-province Generation in millions of kWh
	2004/05	2003/04	2002/03	2001/02	2000/01
Hydro	2,713	3,173	2,039	1,891	2,352
Coal and Petroleum Coke	3,392	3,388	3,677	3,290	3,547
Heavy fuel oil	2,209	2,150	3,196	2,330	2,892
Orimulsion®	1,643	1,315	1,454	1,478	1,622
Nuclear	4,031	4,345	3,784	4,308	3,298
Combustion turbine	3	17	18	(1)	7
Purchases	1,638	1,249	1,379	1,331	1,226
Net generation and purchases	15,449	15,637	15,547	14,627	14,944
Losses - transformer and transmission	602	614	648[1]	498	603
Total energy available for distribution	14,847	15,023	14,899	14,129	14,341
[1] Includes adjustment of 95 GWh primarily related to previous years; this adjustment also increased station service for the year

Peak Demand and Capacity in MW
	2004/05	2003/04	2002/03	2001/02	2000/01
System net generating capacity	3,948	3,770	3,770	3,769	3,774
Firm capacity purchases	402	506	505	499	347
Total available resources	4,350	4,276	4,275	4,268	4,121
In-province system net peak demand	3,149	3,340	3,089	2,768	2,893
Firm exports	399	366	590	863	464
Operating reserve	662	657	665	668	668
Total requirement	4,207	4,363	4,344	4,299	4,025

Operating Statistics March 31st
	2004/05	2003/04	2002/03	2001/02	2000/01
Transmission lines - km	6,708	6,689	6,696	6,665	6,706
Distribution lines - km	19,982	19,803	19,704	19,571	19,008
Residential customers	296,879	293,545	290,310	286,464	283,743
Industrial customers	1,822	1,810	1,842	1,854	1,851
General service customers	24,179	24,024	23,963	23,635	23,535
Non-metered customers	2,378	2,404	2,620	2,710	2,901
Direct customers	325,258	321,783	318,735	314,663	312,030
Indirect customers	41,672	41,656	41,502	41,777	41,694
Total customers	366,930	363,439	360,237	356,440	353,724

Employees - regular	2,495	2,525	2,545	2,489	2,428
Employees - temporary	125	121	141	131	77
Employees - NB Coal Limited	70	70	76	76	101
Total employees	2,690	2,716	2,762	2,696	2,606

2004 | 2005 ANNUAL REPORT NB POWER GROUP 57

S T A T I S T I C A L    O V E R V I E W      -    C O N T I N U E D

Income Statement Summary in millions
	2004/05	2003/04	2002/03	2001/02	2000/01
In-province revenue	$1,049	$1,009	$993	$919	$931
Out-of-province revenue	251	246	227	359	332
Miscellaneous	62	56	53	41	46
Transmission revenue	41	–	–	–	–
Total fuel and purchased power	497	467	528	492	504
Transmission expenses	46	–	–	–	–
Operations, maintenance and administration	384	355	334	309	282
Amortization and decommissioning	219	213	216	213	218
Taxes, other than special payments in lieu of income taxes	41	33	30	30	30
Write-off of fuel handling system costs	–	44	–	–	–
Finance charges	202	217	242	256	355
Special payments in lieu of income taxes	5	–	–	–	–
Net income (loss)	$9	$(18)	$(77)	$19	$(80)

Balance Sheet Summary March 31st — in millions
Assets	2004/05	2003/04	2002/03	2001/02	2000/01
Current assets	$330	$287	$355	$293	$313
Property, plant and equipment	3,273	3,146	2,882	2,860	2,928
Long-term assets	195	176	20	-	-
Other assets	76	120	130	103	79
Total assets	$3,874	$3,729	$3,387	$3,256	$3,320

Liabilities and shareholders’ equity
Current liabilities	$956	$817	$682	$941	$584
Long-term debt	2,459	2,814	2,612	2,171	2,624
Deferred liabilities	323	293	270	244	231
Shareholders’ equity	136	(195)	(177)	(100)	(119)
Total liabilities & shareholders’ equity	$3,874	$3,729	$3,387	$3,256	$3,320

Cash Flow Summary in millions
	2004/05	2003/04	2002/03	2001/02	2000/01
Cash flow from operations	$245	$256	$139	$234	$214
Change in working capital	(51)	29	14	(35)	16
Nuclear trust fund payments	(13)	(156)	(20)	–	–
Other	(1)	(8)	(7)	–	–
Operating activities	180	121	126	199	230
Financing activities	158	321	131	(104)	(91)
Investing activities	(341)	(497)	(212)	(135)	(116)
Net cash inflow (outflow)	(3)	(55)	45	(40)	23
Cash and short-term investments
Beginning of year	7	62	17	57	34
End of year	$4	$7	$62	$17	$57

58  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

Finance Charges in millions
	2004/05	2003/04	2002/03	2001/02	2000/01
Interest expense	$223	$240	$256	$265	$282
Income from sinking funds, trust funds and other	(21)	(31)	(27)	(24)	(25)
Guarantee /debt management fee	21	20	19	19	19
Amortization of deferred debt costs	3	7	6	4	4
Foreign exchange (gain) or loss	(2)	(3)	(2)	(3)	79
Interest capitalized	(22)	(16)	(10)	(5)	(4)
Net finance charges	$202	$217	$242	$256	$355

Financial Ratios
	2004/05	2003/04	2002/03	2001/02	2000/01
Operating margin[1]	13.9%	13.9%	11.6%	19.4%	19.6%
Cash fl ow from operations / capital expenditures[2]	0.72	0.52	0.66	1.73	1.84
Cash flow from operations / total debt	0.08	0.08	0.05	0.08	0.07
Debt / capital[3]	96%	106%	106%	104%	104%
Interest coverage ratio[4]	0.97	0.88	0.68	1.06	1.00
  Operating margin = (net income before fi nance charges - guarantee/ debt management fee) / total revenue
  Capital expenditures are net of proceeds on disposal and customer contributions
  Debt ratio = (debt) / (debt + equity), where debt =(long-term debt + short-term indebtedness)
  Interest coverage ratio = [net income before fi nance charges + (income from sinking funds, trust funds, and other investments -guarantee/debt management fee)] / (interest expense)

Other Statistics
	2004/05	2003/04	2002/03	2001/02	2000/01
Rate increase[1]	2.5%	2.6%	2.1%	–	3.0%
CPI (New Brunswick)	1.5%	3.4%	3.4%	1.7%	3.3%
GDP increases (New Brunswick)	2.5%	2.5%	4.8%	1.3%	3.1%
Capital expenditures (millions)[2]	$341	$497	$212	$135	$116
Change in total debt (millions)	$(204)	$321	$149	$(81)	$–
% Breakdown of long-term debt
Canadian dollar	100%	71%	68%	68%	67%
US dollar[3]	0%	29%	32%	32%	33%
Weighted average coupon interest rate	6.7%	6.9%	7.2%	8.1%	8.4%
Canadian Dollar - March 31st	$0.827	$0.763	$0.681	$0.628	$0.634
  Rate increase at April 1, 2004 (does not include 3.0% rate increase at March 31, 2005); rate increase in 2000-2001 was for residential customers only
  Capital expenditures are net of proceeds on disposal and customer contributions
  All US denominated debt was transferred to the New Brunswick Electric Finance Corporation on October 1, 2004

2004 | 2005 ANNUAL REPORT NB POWER GROUP 59

G O V E R N A N C E

RESTRUCTURING

With restructuring, the companies in the NB Power Group share a common Chair, President & CEO and common directors. The Boards of Directors are responsible for directing the affairs of each of the Corporations consistent with the Business Corporations Act and the Electricity Act.

The NB Power Group has a joint Audit Committee for the holding company and all of the operating companies. Each Corporation also has a Human Resources, Governance and Nominating Committee, as well as an Environment Committee. In addition to these committees, NB Power Nuclear Corporation has a Nuclear Oversight Committee.

Audit Committee

The Audit Committee is mandated to assist the Boards in meeting their responsibilities with respect to financial reporting, internal control and risk management. The committee directly interacts with the internal and external auditors.

Human Resources, Governance and Nominating Committee

The Human Resources, Governance and Nominating Committee has three mandates:

1.

Human Resources
The committee in this role exists to assist the Boards in establishing and maintaining appropriate board policies to guide the companies regarding outcomes to be achieved in the management and handling of human resources.

2.

Governance
The committee in this role exists to assist the Boards in establishing and maintaining an effective system of corporate governance.

3.

Nominating
The committee in this role exists to assist the Boards in maintaining a full slate of directors with the appropriate personal characteristics, experience and skill sets that provide for a mix of competencies on the Boards and facilitates diversity of opinion and effective governance of the Corporations.

Environment Committee

The Environment Committee exists to assist the Boards in establishing and maintaining appropriate Board policies that guide the companies in respect to the outcomes to be achieved in meeting or exceeding their environmental obligations.

60  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

Nuclear Oversight Committee

The Nuclear Oversight Committee, reporting to the New Brunswick Power Nuclear Corporation Board of Directors, is responsible for monitoring the nuclear performance of the Corporation, particularly with respect to safety and operations issues, oversight of any refurbishment process and nuclear risk.

GOVERNANCE PRACTICES

The new Boards continued the evolution of the governance process, striving to further enhance governance practices. This includes striving to meet the best practice in corporate decision-making. The Boards adopted a new governance model, that is policy-based and includes Board policies for Board processes, CEO and Board linkage, executive limitations and ends policies. A Governance Manual was developed, which included the process and structure used to direct and manage the business affairs of the NB Power Group, with the objective of enhancing shareholder value.

Since 2004, the Corporations have worked to benchmark practices with industry best practice and to position the Boards to be consistent with guidelines set forth by the Toronto Stock Exchange (TSX). These guidelines address key areas of effective corporate practice, including identification of responsibilities for stewards of the Corporations and clear communication of roles and responsibilities between the Boards and management.

2004 | 2005 ANNUAL REPORT NB POWER GROUP 61

T S X C O R P O R A T E G O V E R N A N C E G U I D E L I N E S
TSX Corporate Governance Guidelines	NB Power Group	Consistent with TSX Guidelines?
1. The Board should explicitly assume responsibility for the stewardship of the Corporation, and specifi cally for:
(a) The adoption of a strategic planning process	The Boards’ job description, as described in the Governance Manual, sets out their responsibility to approve all strategic and business plans, as well as operating and capital budgets.	Yes
(b) The identifi cation of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks.	The Audit Committee oversees the Corporations’ risk management process. The auditors oversee the implementation and effectiveness of risk management programs and systems.	Yes
(c) Succession planning, including appointing, training and monitoring senior management.

The Human Resources, Governance and Nominating Committee monitors human resources trends, assists the Boards in developing policy that will guide the CEO in attracting, compensating and retaining qualifi ed offi cers and employees and co-ordinates the annual President & CEO evaluation.

Yes
(d) A communications policy for the Corporation.

Communication policies have been implemented.  The Boards strive to communicate in an open and transparent manner through the CEO and Chair to keep the Shareholder, Shareholder’s representatives, regulators, stakeholders and the public informed.  The Corporations are committed to the values of open communication and transparency in its communications with the Shareholder, employees, stakeholders and the public.

Yes
(e) The integrity of the Corporation’s internal control and management information systems.

The Audit Committee is responsible for the oversight of financial reporting, internal controls and risk management. The committee regularly reviews the integrity of financial information and risk management reporting systems. The committee interacts with internal and external auditors in fulfi lling this responsibility.

Yes

62  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

TSX Corporate Governance Guidelines	NB Power Group	Consistent with TSX Guidelines?

2.(a)

The Board should be constituted with a majority of individuals who qualify as “unrelated” directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to; materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding.

	Eleven of the 12 directors on the Boards are external and unrelated to management. The President & CEO is the only internal director.	Yes
(b) The Board should disclose if the Corporation has a “signifi cant shareholder” and how the Board reflects the interests of shareholders other than the significant shareholder.	All companies in the NB Power Group are Crown corporations.	N/A
3. The Board should disclose whether the Board has a majority of unrelated directors with an analysis of how this conclusion was reached.

Eleven of the 12 directors on the Boards are external and unrelated to management. None of the unrelated directors has received remuneration from the Corporations in excess of fees and compensation as directors and committee members, nor have they engaged in material contracts to perform other services for any of the Corporations in the NB Power Group.

Yes

4.

The Board should appoint a committee of directors composed exclusively of outside (i.e. non management) directors, a majority of whom are unrelated, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.

Responsibility for proposing new Boards nominees and assessing the Boards’ effectiveness is mandated to the Human Resources, Governance and Nominating Committee. All members of the committee are outside directors, except for the President & CEO. The committee evaluates prospective candidates against the criteria established for directors and makes a recommendation to the Boards.

Yes
5. The Board should implement a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.

The Human Resources, Governance and Nominating Committee is responsible to ensure the effectiveness of the Boards’ decision-making processes. The committee coordinates a review of the effectiveness of the Boards and individual directors. The process is facilitated by the chair of the committee who summarizes results of the evaluation and reports the results to the respective boards.

Yes

2004 | 2005 ANNUAL REPORT NB POWER GROUP 63

T S X C O R P O R A T E G O V E R N A N C E G U I D E L I N E S
TSX Corporate Governance Guidelines	NB Power Group	Consistent with TSX Guidelines?
6. The Board should provide an orientation and education program for new directors.

The Corporations have an orientation program for new directors and at the directors’ discretion provides for training and development of directors. New Board members are provided with orientation materials and orientation presentations at the Board and committee level.

Yes
7. The Board should examine its size with a view to facilitate more effective decision-making.

The Human Resources, Governance and Nominating Committee of the Boards are charged with the responsibility for assessing the effectiveness of the various committees and the Boards with a view to ensuring effective decision-making processes are in place.

Yes
8. The Board should review the adequacy and form of the compensation of directors to ensure the responsibilities and risks involved in being an effective director are reflected.	Pursuant to the Shareholder’s Agreement, remuneration of directors is subject to consent of Executive Council of the Province of New Brunswick.	N/A
9. Board committees should generally be composed of outside (i.e. non management) directors, a majority of whom are unrelated.	All Board committees are composed of outside directors and are unrelated to the management of the Corporation. The only exception to this is the President & CEO, who sits on all committees.	Yes
10. The Board should appoint a committee responsible for developing the Corporation’s approach to governance issues and these guidelines.	The Human Resources, Governance and Nominating Committee is responsible for developing the Corporations’ approach to governance issues and reviewing effectiveness of guidelines and processes.	Yes
11.(a) The board should develop position descriptions for the Board and for the CEO, involving the definition of the limits to management’s responsibilities.

The Boards of Directors have defined the role of the Board. The President & CEO is governed by the Executive Limitations Policy. The Executive Limitations Policy clearly defines the lines of authority within which the President & CEO must function.

Yes
(b) The Board should develop the corporate objectives, which the CEO is responsible for meeting.

The Boards have a formal evaluation process in place for the CEO where the CEO reports against expected CEO outputs, defined in ends policies, and organizational operation within boundaries, established in executive limitations policies.

Yes

64  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

TSX Corporate Governance Guidelines	NB Power Group	Consistent with TSX Guidelines?
12. The Board should have in place appropriate structures and procedures to ensure that the Board can function independently of management.

The independence of the Boards is ensured through the coordination of Board matters by the Chair, who is an outside and unrelated director. At each meeting of the Boards, an in-camera session is held where all staff, including the President & CEO, are excused.

Yes
13. The Audit Committee of the Board should be composed only of outside directors and its roles and responsibilities should be specifically defined.

The Audit Committee of the Boards, with the exception of the President & CEO, is composed of outside directors who are not related to the Corporations. The Committee has terms of reference that specifi cally sets out its roles and responsibilities.

Yes
14. The Board should implement a system, which enables individual directors to engage outside advisers at the expense of the Corporation in appropriate circumstances.

Under the Governance process Board policy, individual directors as well as committees of the Board, subject to advising the Board, have the right to engage outside expert advice on significant issues at the Corporation’s expense.

Yes

2004 | 2005 ANNUAL REPORT NB POWER GROUP 65

B O A R D O F D I R E C T O R S (March 31, 2005)

Derek H. Burney, OC | A | H | N |
Chair
Mr. Burney is past president and CEO of CAE Inc. He has also served as chairman and CEO of Bell Canada International Inc., Canada’s Ambassador to the United States and the chief of staff to the Prime Minister.

Lise Bastarache | E |
Ms. Bastarache is the former VP for the RBC Financial Group. She is a director of Le Groupe Jean Coutu (PJC) Inc. and a member of the Board of Governors of l’Université de Moncton. She also sits on the Board of the Royal Bank Mortgage Corporation and is the Honorary Patron of the La Fondation Portage fundraising campaign.

Norm Betts | A |
Dr. Betts is an assistant professor, Faculty of Administration, University of New Brunswick. He serves as director and chair of the Audit Committee for both Minacs Worldwide Inc. and Slam Exploration Ltd. He co-chairs the board of trustees of the UNB Pension Plan for Academic Employees and is a director of the Nature Conservancy of Canada – Atlantic region.

Graham Brown | N (Chair) |
Mr. Brown is president and CEO of Carillion Canada Inc. He is past COO of Ontario Power Generation and has also been a board director with National Power in the U.K., as COO and interim CEO. He has served in a managerial capacity with several petroleum companies and as a senior advisor to Prime Minister Margaret Thatcher.

Lino Celeste | A (Chair) |
Mr. Celeste is former CEO of NBTel and chairman of the board of directors of Aliant Inc. He also served as president of the Saint John Board of Trade and currently serves on the board of Manulife Financial Corporation and as chair of the Saint John Foundation.

Bernard Cyr | E (Chair) |
Mr. Cyr owns Cyr Holdings and is also owner and franchisor of the Dooly’s group. He is a director of the National Bank of Canada and the Dr. Georges-L. Dumont Hospital Foundation.

Eloi Duguay | H |
Mr. Duguay is president of Pattison Sign Group. He is past-president and co-owner of Imperial Signs and a former city administrator for the City of Edmundston. He has been a member of numerous professional engineer associations, was president of the New Brunswick Economic Council, and is a past president of the New Brunswick Association of Professional Engineers.

Leon Furlong | H (Chair) |
Mr. Furlong is past president and CEO of Atlantic Blue Cross Care. He serves on the board of directors for several companies including Blue Cross Life Insurance Company of Canada and Resurgo Inc.

David D. Hay, President & CEO | A | E | H | N | ex offi cio
Mr. Hay is president & CEO of the NB Power Group. He has been a managing director of Delgatie Inc., a senior vice president and director with Merrill Lynch Canada Inc. and managing director within Merrill Lynch’s Investment Banking Division in London, England.

Susan Hicks | A |
Ms. Hicks is currently CEO and President of Technology Venture Corporation. Her previous posts include VP, Finance with Spielo as well as serving as CFO and regulatory compliance officer.

Shirley Mears | H |
Ms. Mears is a Senior VP and CFO with Hydro Ottawa Holding Inc. Her previous posts include VP and treasurer of both Zarlink Semiconductor Inc. and Mitel Corporation, and VP, Human Resources Canada and Corporate Taxation.

Jean-Marc Violette | N | Mr. Violette is a farmer and woodlot manager who has been active in the agriculture sector. He has served on the Farm Debt Review Board and the Farm Development Board.

CEO Chief Executive Officer COO Chief Operating Officer CFO Chief Financial Officer VP Vice President	Committees:	| A | Audit | E | Environmental | H | Human Resources and Corporate Governance | N | Nuclear Oversight (Chair) signifi es chair of the committee	NOTES:	Philippe DesRosiers and Thomas Soucy were both members of the board until October 2004.	Prior to August 15, Ms. Mears was on the human resources and corporate governance committee and Ms. Hicks was on the audit committee.	On August 15, 2005, Ms. Mears joined the audit committee and Ms. Hicks joined the environment committee.

68  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

S E N I O R    M A N A G E M E N T   (March 31, 2005)

David D. Hay
 President & CEO, NB Power Group
Mr. Hay became president & CEO NB Power Group in March 2004. He spent the previous eight years as managing director, Delgatie Inc. Prior to that he was senior vice president and director with Merrill Lynch Canada Inc. and managing director within the firm’s Investment Banking Division in London, England.

Darrell Bishop
Vice President, NB Power Generation Corporation
Mr. Bishop was appointed vice president in April 2004, prior to which he was director of Energy Marketing and Fuels. He joined NB Power in 1971 as a control engineer and subsequently held a series of positions of increasing responsibility in the areas of system operations, contract development, planning, engineering and customer service.

Rod White
Vice President, NB Power Nuclear Corporation
Mr. White joined NB Power in 1967 and held positions of increasing responsibility including station manager at Coleson Cove and Belledune, as well as general manager of Generation. Mr. White became vice president of Nuclear in 1997.

Wayne Snowdon
Vice President, NB Power Transmission Corporation
Mr. Snowdon was appointed vice president in May 2004, prior to which he served as general manager for Transmission. He was previously a director, Energy Control Centre and has worked closely with electric utility reliability and co-coordinating councils in North America.

Gaëtan Thomas
Vice President, NB Power Distribution and Customer Service Corporation
Mr. Thomas was appointed vice president in February 2005. During his 22 year career with NB Power, he has held several positions of increasing responsibility, and led the Coleson Cove Refurbishment Project.

Andrew Cormier
Vice President – Shared Services,
NB Power Holding Corporation and President - NB Coal
Mr. Cormier has been vice president – Shared Services since 2003. He joined NB Power in 1987 as president and general manager of NB Coal when it became a subsidiary of NB Power. In 1996 he was appointed vice president of Performance Improvement of NB Power.

Sharon MacFarlane
Vice President – Finance, NB Power Group
Ms. MacFarlane has been vice president – Finance and chief financial offi cer since 2003. She joined NB Power in 1997 as managing director of Finance and became vice president of Finance and Information Systems one year later. Prior to 1997, she was vice president of Finance and Administration at Mount Allison University.

Rock Marois Vice President – Corporate Strategic Planning, NB Power Holding Corporation Mr. Marois joined NB Power in September 2004.Prior to that he was general manager at Enbridge Gas New Brunswick.	Paul Thériault
Vice President, Human Resources, NB Power Group
Mr. Thériault became vice president in 1992. Prior to joining NB Power he held senior positions in human resources with the provincial Department of Transportation.

Brian Duplessis
Director – Corporate Communications,
NB Power Holding Corporation
Mr. Duplessis joined NB Power in February 2005 as director - Corporate Communications. He previously held progressively senior executive positions with Group Michelin in Canada, the United States, Asia and Europe.

Wanda Harrison
Corporate Secretary and General Counsel, NB Power Group
Ms. Harrison was appointed corporate secretary and general counsel in 2002. She joined NB Power in 1989 as solicitor and co-ordinator of Regulatory Affairs and then served as senior solicitor. In 2000 she was appointed associate corporate secretary.

NOTES:	Since the reporting date of the annual report the following management changes have been made (April 1, 2005 – September 2005):

Gaëtan Thomas: Vice President – NB Power Nuclear Corporation
Rock Marois: Vice President – NB Power Distribution and Customer Service Corporation
Michael Gorman: Vice President Legal – NB Power Group
Brian Duplessis: Vice President Corporate Communications – NB Power Holding Corporation

2004 | 2005 ANNUAL REPORT NB POWER GROUP 67

GLOSSARY

Term	Definition	Term	Definition
Capacity	The maximum power that a generating unit, generation station or other electrical apparatus can supply, usually expressed in megawatts.	New Brunswick Board of Commissioners of Public Utilities (PUB)

An administrative tribunal charged with the economic regulation of public utilities in the province. The PUB regulates Disco in the areas of charges, rates and tolls for service
  requests for proposals for the supply of electricity
  any fees to be paid by transmission or wholesale customers reducing their standard service requirement or exiting standard service (exit fees)

The PUB regulates Transco in the area of the Open Access Transmission Tariff.

Carbon Dioxide (CO2)	A colourless, odourless, non-poisonous gas that is a normal part of the ambient air. Carbon dioxide is also a product of fossil fuel combustion. It is a greenhouse gas that traps terrestrial (i.e., infrared) radiation and contributes to the potential for global warming.
Combined Financial Statements	The combined financial statements include the accounts for Holdco and those of Genco, Nuclearco, Transco and Disco (see Note 1 & 2 to the financial statements). The financial statements are referred to as combined and not consolidated. They are referred to as combined because the companies are under common management. They are not referred to as consolidated because the right and ability to obtain the future economic benefi ts of these companies does not rest with Holdco. For the combined financial statements as presented for the year ended March 31, 2005, similar principles as presented for the year ended March 31, 2004 have been applied resulting in the format and content of the financial position and operating results between the two periods being comparable.	New Brunswick System Operator (System Operator)

An independent, not-for-profi t Crown Corporation that directs the operation of the electricity market, maintains the long-term adequacy and reliability of the electricity system and administers the Open Access Transmission Tariff.

		Nominated Capacity	The portion of Genco’s capacity that Disco has elected to be available to meet its needs for supply.
Nitrogen Oxides (NOX)

Gases consisting of one molecule of nitrogen and varying numbers of oxygen molecules. Nitrogen oxides are produced, for example, by the combustion of fossil fuels in vehicles and electric power plants. In the atmosphere, nitrogen oxides can contribute to formation of photochemical ozone (smog) and impair visibility.

Debt/Equity Swap	A refi nancing deal in which a debt holder gets an equity position in exchange for cancellation of the debt.	Open Access Transmission Tariff

Establishes non-discriminatory access to the transmission system for generators and customers inside and outside the province and generates revenues for Transco to operate and maintain the transmission system, based on the cost of providing services.

Economical Dispatch of Generating Units	The scheduling of power production as demand for electricity varies, according to the lowest cost generation sources available to the System Operator, given transmission limits and other constraints.	Orimulsion®

An emulsion containing about 70% bitumen (thick oil) and 30% water that is used to fuel Dalhousie Generating Station. The bitumen is extracted from the Orinoco belt in Venezuela in the northern basin of the Orinoco River.

Embedded Generation	Generation produced by a generator connected to Disco’s distribution system and not connected to the SO controlled grid.	Particulate Release	Emissions of any small diameter material, except moisture, which exists in a power plant’s stack, as a liquid or solid.
Energy Imbalance Service	The hourly difference between the actual and scheduled energy flow.	Point-to-point Tariff	The fees charged for point-to-point transmission service from one specifi c point to another. Typically this service is used for transporting energy through or out of the province.
New Brunswick Electric Finance Corporation (Electric Finance)	Crown Corporation that facilitates the conversion of NB Power’s debt to appropriate levels in the subsidiary operating companies and assumes and reduces the remaining portion of NB Power’s debt.	Power Purchase Agreements	Supply contracts between two parties for the supply of electricity.
Fly Ash

Represents the fi nely divided particles of ash suspended in gases resulting from the combustion of fuel. Electrostatic precipitators are used to remove fl y ash from the gases prior to the release from a power plant’s stack.

		Renewable Portfolio Standard	Requirement that a certain amount of electricity sold in a competitive market includes some amount produced from renewable sources.
Gigawatt Hour (GWh)	One million kilowatt-hours.	Scheduling Services

Service required to schedule the movement of power through, out of, within, or into a control area. It can only be provided by the operator of the control area in which the transmission facilities used for transmission service are located.

Interruptible Energy Prices

Compensation paid to consumers for arrangements made between consumers and the System Operator in which the consumer agrees to shed load at the discretion of the System Operator. Customers may offer this load to the System Operator as Operating Reserve.

Kilowatt-hour (kWh)	The basic unit of electric energy equal to one kilowatt of power supplied to or taken from an electric circuit steadily for one hour.	Sulphur Dioxide (SO2)	Belongs to a family of sulphur oxide gases (SOX) and is a colourless gas. It is formed from the sulphur contained in raw materials such as coal, oil and metal-containing ores used during combustion and refi ning processes. Flue gas desulphurization units are used to remove SO2 from the gases prior to the release from a power plant’s stack.
Load	The amount of electric power delivered or required at any specifi c point or points on a system. The requirement originates at the energy consuming equipment of the consumer.
Megawatt (MW)	Unit of electrical power to measure the generating capability of a generating station or the maximum demand of an electricity consumer.	Standard Service Supplier

The provider responsible for supplying adequate capacity and energy to meet customer demand for those customers not served by a competitive supplier. Disco is designated as the standard service supplier for New Brunswick.

Net Metering	Net metered applications are special circumstances of embedded generators that are less than 100 kW and use renewable fuel.

68  NB POWER GROUP  2004 | 2005 ANNUAL REPORT

To obtain additional or French copies of this report, please contact:

NB Power Holding Corporation
Corporate Communications
P.O. Box 2010
Fredericton, New Brunswick
Canada E3B 5G4

Telephone: (506) 458-4448
Fax: (506) 458-4249

The NB Power Group is committed to the achievement of excellence and innovation in protecting the environment of the province while meeting its mandate to provide economic and reliable energy to the people of New Brunswick.
The Group considers that the environmental performance of its facilities is as important to its customers as the quality of the service they receive. To view the Environmental Performance Report 2004 go to: http://www.nbpower.com/en/commitment/environment/report/report.aspx

For more information on the NB Power Group of companies, go to: www.nbpower.com

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